RECEIVED

2008 FEB 13 A 11: 25

Rabobank

Rabobank Nederland
Directoraat Control Rabobank Groep

Sender UC-G 717, Postbus 17100, 3500 HG Utrecht

Visiting address Croeselaan 18, Utrecht

Telephone 00 31 302162615
Fax 0031 302161940

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

[redacted]

08000708

Our reference BB/jcd
Date February 5, 2008

Subject **Rabobank Nederland Rule 12g3-2(b) File No. 82-5010**

SUPPL

The enclosed press releases from the periode January 2008 and the Pricing Supplements of January 2008 are being furnished to the Securities and Exchange Commission (the "**SEC**") on behalf of Rabobank Nederland (the "**Bank**") pursuant to the exemption from the Securities Exchange Act of 1934 (the "**Act**") afforded by Rule 12g3-2(b) there under.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

PROCESSED
FEB 15 2008
THOMSON
FINANCIAL

Yours sincerely,
Rabobank Nederland

Prof.dr.ir.Bert Bruggink
Executive Board / CFO Rabobank Group

dlw 2/14

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Brazil is orange juice king

7-1-2008 | Other news

Your morning glass of Florida orange juice is most likely coming from Brazil. A Food & Agri research report shows how Brazil is dominating the orange juice market. "Brazil is by far the largest orange producer and accounts for roughly 80% of the global orange juice trade," says report author Mariana Gonzalez, Food & Agri Research and Advisory.

The orange juice sector in Brazil is currently faced with the growing demand for orange juice in the international market and a structural reduction of the U.S. production. Brazil can further increase its 80% dominance in the world orange juice market.

The combined effect of citrus plant diseases, hurricanes and rapid real estate development in Florida, U.S. has resulted in significantly higher prices. Brazil has few other potential contenders to fill the gap of declining output from the world's largest orange juice consumer.

The aim of this report by the Rabobank global department of Food & Agribusiness Research and Advisory is to:

• address the changing dynamics of the global orange juice market
• identify issues that impact the sector's major stakeholders, namely orange growers, processors and beverage companies
• provide insight into the challenges and opportunities that lie ahead.

Mature markets
Two of the main consumer trends currently affecting demand for juice in many countries, especially in mature western markets, are:
• concern for health and wellness and
• growing interest in new 'natural', fresh and organic products.

Crucial to the health image of fruit juice is that fruit is one of the food products consumers still perceive as 'natural' even when it has been processed.

Nonetheless, the high caloric content of pure juices limits the attraction as a healthy alternative to consumers wishing to maintain a healthy lifestyle.

Summary of world demand and trends
Consumer concern for health and wellness still bodes well for orange juice since it is generally associated with a healthy lifestyle.

Some new products include fruit-based alcoholic beverages, fruit flavoured milk drinks, fruit flavoured soy drinks, fruit-based carbonates and fruit juice with yoghurt.

This vast array of products is also threatening orange juice consumption since new products introduced contain a large share of orange juice or even the pure juice.

However, orange juice remains the most important popular juice globally with a 50% world market share followed by apple, pineapple, grape and grapefruit juices.

Outlook for global supply
Considering the scale, cost and consistency of orange production in Brazil, the recent blows suffered by U.S. production, and the scale and organisation of rival countries, Brazil holds a very strong position as global supplier of orange juice for years to come.

Food & Agri Research and Advisory
Author: Mariana Gonzalez
Co-authors: Tiemen Leijh and Stephen Rannekliev

Related information

Food & Agribusiness Research

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2007 was a good year for Rabobank Group

8-1-2008 | Press Release

The Rabobank Group can look back on a good year in 2007. While the exact figures have not yet been published, it is clear that the development of the Rabobank Group's net profit for the full year 2007 was in line with the long-term growth target totalling at least 12%. It now appears that the solvency ratio, the so-called tier 1 ratio, will once again exceed the extremely strong targeted minimum level of 10%. Moody's reconfirmed Rabobank's triple A rating in December 2007 with a 'stable outlook'. Bert Heemskerk, Chairman of the Executive Board of Rabobank, announced these results in his New Year's speech.

Provisional annual results for 2007

There was growth in lending and savings in the Netherlands in 2007. This resulted in increased market shares in both the mortgages and savings markets.

Despite the pressure on interest margins, the local Rabobanks nonetheless succeeded in posting increasing results thanks to effective cost control measures. Although the effect of the subprime crisis on Rabobank is limited, the results from the wholesale business will be impacted. However, the impact will be lessened and compensated by the strong improvement of the results from our local banks. Acquisitions abroad were finalised in 2007 in California, Chile and Indonesia. The year also saw strong expansion of the worldwide food & agri activities and the financial services provided to sustainable energy producers. For example, Rabobank negotiated the sale of CO2 emission rights for the largest hydropower plant in China: Sinohydro.

Volatility set to continue

Rabobank expects that the subprime volatility will continue to have an effect in 2008. The substantial losses that primarily a number of U.S. financial institutions and to a lesser degree several large European financial institutions will have to write down in the year ahead, will result in limited growth in equity and consequently a lack of solvency. This will in turn place pressure on growth in lending and as a result means that higher margins will have to be charged. This will also be the case outside the United States in light of the fact that these financial institutions operate globally. Despite a slowdown in growth from 3.25% in 2007 to approximately 2.75% in 2008, the overall effect in the Netherlands is expected to remain limited thanks to the strong position of the Dutch economy. House prices in the Netherlands are expected to increase moderately, primarily owing to the low construction volume compared to demand.

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Team spirit & sustainability for 2008

9-1-2008 | Other news

"We need to make choices for more team spirit and less egoism. Not me, me, me, but we, we, we," announced Bert Heemskerk, Chairman of the Executive Board of Rabobank, to an audience of past and present Rabobank employees in Utrecht, the Netherlands.

In his New Year's address, it was Heemskerk's first choice to thank and commend the Rabobank people, programs, projects, products, deals, and investments around the world and on the front steps of the Dutch local banks.

The buoy in 2007
The strength of the Netherlands local products is probably less known internationally. A healthy Dutch economy, the Climate Card, the Climate Mortgage and good performance from its daughter companies have been the buoy to cling to during the turbulent financial times in '07.

"We are also very proud to be the 'home bank' of TomTom digital navigation and to have closed a major deal with such a young, modern, forward-thinking Dutch company," said Heemskerk.

Acquisitions & developing countries
"In 2007 we invested in beautiful banks in California, Indonesia, Chile and Brazil," he continued. "We also have Rabo Foundation who is helping develop microfinance banking in underdeveloped countries like Zambia, Tanzania, Mozambique and Rwanda."

"This year we have sent over 150 Rabobank employees to Africa on long and short assignments to help with banking in developing countries," said Heemskerk.

Every rose has its thorn
With Rabobank's Triple A rating as a protective force field, the worldwide financial crisis has made a limited impact on Rabobank Group. Not so many banks have come out of the 2007 financial crisis smelling like a rose. Although annual results haven't been finalised, Heemskerk credits the strong, improved results from local banks for helping Rabobank reach net profit projections of at least 12% for 2007.

Reaping what we sow
In 2008 Rabobank wants to plant new seeds and reap the rewards stemming from the Food and Agri activities. "Five years ago people were saying supporting food and agriculture was 'the poor man's choice'. Now commodities are booming, food and agribusinesses are booming and we are the only international bank with an F&A focus," said Heemskerk. "We have more experience and knowledge than anyone in the world in the agribusiness banking market."

Maintain, sustain, not drain
Rabobank intends to make 'sustainability' and 'corporate social responsibility' more than passing fads and buzz words of the year. Heemskerk believes that our personnel are 'maintainable' if we all concern ourselves with team spirit, sustainability for customers, international cooperation and our planet.

"We have all exhausted Mother Earth's crops and resources long enough. The costs to our planet continue to grow. As citizens or as bankers, we must do something," concluded an impassioned, yet solemn Heemskerk.

"I wish everyone at the local Rabobanks, Rabobank Nederland, the daughter companies and Rabobank International a sustainable 2008."

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Thought-provoking presentations highlight Rabobank's presence at 6th European Motor Biofuels Conference

14-1-2008 | Other news

Jacqueline M. Cramer, the Dutch Minister for Housing, Spatial Planning and Environment opened the two-day European Motor Biofuels Conference in Rotterdam Wednesday with a passionate speech that outlined the government's commitment to EU targets on bio-ethanol. Rabobank was one of the leading sponsors of the event's sixth edition.

Over 200 delegates were in attendance listening attentively to speeches by 70 bioenergy experts from 20 countries worldwide. Amongst them were Rabobank's Marc Schmitz, Project Finance Director, Food & Agribusiness Research and Advisory's Clean Tech Research Director Susan Hansen and Daan Dijk, Director Corporate Social Responsibility.

Presenting at the just-ended conference, Marc argued that a continued supply of feedstock was key to the success of the EU's biofuel targets. He added that feedstock prices are expected to decrease in the coming years. Furthermore, he highlighted the key success factors of ethanol plants in Europe.

"The construction of ethanol plants is lagging behind the capacity needed to meet EU targets, said Marc. "However, it could pick up soon if lead times for plants plus feedstock prices decrease."
Marc said biofuels projects will always have a market risk adding the challenge was to mitigate these risks as much as possible.

In an invigorating presentation Thursday, Susan outlined Rabobank's global view on the biofuels sector, which she predicted is set to grow fast and professionalise over the coming years.
Susan explored the opportunities presented by the biofuels industry questioning whether biofuels are triggering the ever-increasing commodity prices.

Explaining Rabobank's position on the rising feedstock prices, she stated that biofuels are not solely responsible for the global price increase experienced recently. Global ethanol production is expected to reach 96 billion litres by 2012 up from present ratings of 40 billion in 2006. This would require 10-15%, 3% and 26-30% of the world's corn, wheat/barley, and sugar cane demand, respectively if the production of these crops continues to grow as it has done in the past. Biodiesel will jump to reach 32 million tonnes by 2012, up from around 7 million tonnes in 2006. This would require about 20-25% of the world's vegetable oil production when global production continues to grow as it did in the past. It is expected however, that production of the commodities used for biofuel production will increase steeply, following growing demand.

Still, the feedstock factor, she said, was a major issue that could potentially hinder progress.

Daan Dijk's special session on sustainability on Wednesday was particularly well-attended. Presenters talked about the sustainable criteria, highlighting the rise of sustainability criteria throughout the EU as a way of ensuring sustainable bioenergy production. A Utrecht University professor also talked about the BIOPEC initiative, whose emphasis is to build up experience with implementing sustainability criteria within the entire biofuel production chain. Rabobank is a participating member of the BIOPEC steering committee.

You can get more info on the conference on www.europoint.eu/events/?biofuels2008

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Rabo ProTeam rides in Tour Down Under

22-1-2008 | Other news

The Rabo ProTeam will ride in its first Tour Down Under, Australia's foremost cycling competition, which will start and finish in Adelaide from Tuesday, January 22nd to Sunday, January 27th. The Aussie trio Graeme Brown, William Walker and Matthew Hayman will be Rabo's spearheads in the gruelling 785 km race to win the Ochre Leaders Jersey.

In addition to the three Australian athletes, Riders Director Erik Dekker also has four Dutch cyclists under his lead including Jan Boven, Bram de Groot, Rick Flens and Theo Eltink. Brown has been training in Australia for the event since the end of October. He joined the rest of the team to ride the Classic Down Under, the fifty-kilometre 'prologue' of the Tour Down Under. In an interview with Australian newspaper, the Adelaide Advertiser, Brown said, "I am pretty happy with my form. I've done a lot of intensity and the last few days we've had some pretty good training."

Internet bank RaboPlus seizes the opportunity to strengthen Rabobank reputation in Australia during the six-day sport event. The website's address RaboPlus.com.au can be spotted on the cyclists' pants.

The Tour Down Under is the first stop in World Cycling after being granted UCI ProTour status – the first race outside of Europe to be given this ranking. The event gives international cycling teams the opportunity to prepare for the European season by competing in a quality lead-in event, styled on major races such as the Tour de France.

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NZ Farmer confidence down for first time in 12 months

24-1-2008 | Other news

The country's farmers have experienced their first decline in confidence in 12 months, according to the latest Rabobank/Nielsen Rural Confidence Survey. The survey – taken across New Zealand last month – showed the number of farmers expecting the rural economy to improve had dropped to 34 per cent, down from 49 per cent in the previous survey (taken in October). The number expecting conditions to worsen had increased to 22 per cent, from 10 per cent previously.

Rabobank New Zealand senior analyst Hayley Moynihan said that while this was the first decline in confidence witnessed in the past five bi-monthly Rabobank/Nielsen Rural Confidence Surveys, farmer confidence remained well above the levels recorded 12 months ago.

"The weakening in farmer sentiment is likely to be a reflection of the combined pressures of a persistently high New Zealand dollar which has been dampening returns from exports, the ongoing increase in key input costs and the prospect of a long, hot summer reducing feed availability for many regions," she said.

The largest falls in confidence were recorded among sheep and beef farmers, with 32 per cent of sheep farmers and 29 per cent of beef producers expecting economic conditions to deteriorate, compared to just 11 per cent and 16 per cent respectively in the previous survey.

Ms Moynihan said reduced confidence in these sectors was attributable, in large part, to lower beef and sheep prices. Dairy and cropping farmers were generally optimistic about their incomes, with 83 per cent of dairy producers and 66 per cent of cropping farmers expecting improved incomes.

More pessimistic though were those in sheep and beef enterprises, with 41 per cent of sheep and 36 per cent of beef farmers anticipating lower incomes.

Ms Moynihan said this mixed finding reflected the buoyant international markets that dairy and cropping farmers were enjoying for their products.

Results at a Glance
- Rural confidence has declined for the first time in the past five surveys.
- However confidence remains significantly higher than a year ago.
- Biggest falls among sheep and beef farmers.
- Dairy farmer confidence also moderating.
- Farm income expectations vary by enterprise.

NZ Farmer confidence down for first time in 12 months

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Bert Heemskerk at World Economic Forum in Davos

25-1-2008 | Other news

Yesterday, Dutch TV interviewed Executive Board Chairman Bert Heemskerk live at the World Economic Forum in Davos. RTL7 TV asked about views on the economy and the findings of fraud at French Bank Société Générale.

Heemskerk said he is seeing a mixed picture for the Western economies. He labelled the current market situation as 'you win some, you lose some.' For the US, he was a bit optimistic. Heemskerk thought the latest lowering of interest rates by the American central bank (the Fed) 'was decisive action.'

Concerning Europe, Heemskerk was somewhat more sceptical because the inflation rate in Europe is higher, up to and above 3%. In addition, the European Central Bank (ECB) does not have the same options and possibilities as the Fed has.

During the first quarter of this year, Heemskerk expects that the European banks will have many write offs. He asked, "The big question is: how can the central banks recover?" For example, if the write offs are not quickly digested, then the credit loans could stagnate and more losses could occur.

From Heemskerk's point of view, an interest rate decrease by the ECB would help support the European banks. On the sunny side he said, that as we speak the oil prices are declining which should bring some relief.

Heemskerk was asked to answer questions about the alleged fraudulent individual trader from the French Bank Société Générale. The bank discovered that one of its traders exceeded authorised limits which led to losses of €4.9 billion for the bank. The Chairman acknowledged that this could happen anywhere.

"This is an isolated incident." According to the experienced banker, a strict monitoring system with 'checks and balances' is one way to prevent this kind of occurrence. "But in fact, in an organisation like this one, it should not be possible. Something must have gone wrong with the auditing and monitoring processes," said Heemskerk.

On Friday, January 25, Bert Heemskerk will be involved in a microfinance discussion forum at the Davos event.

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Rabobank acquires stake in Banco Regional, Paraguay

28-1-2008 | Press Release

Rabobank has acquired a 40% participating interest in Banco Regional through its subsidiary Rabo Development. Banco Regional specialises in serving the agricultural sector and rural regions of Paraguay. This acquisition forms part of the initiative to develop rural banks in developing countries based on the example of Rabobank in the Netherlands.

'This initiative enables Rabobank to once again fulfil its cooperative mission: to provide financial services in areas where they are not yet sufficiently available. The related focus is on regions of the world where the current conditions in this regard largely resemble the conditions that prevailed in the Netherlands a hundred years ago,' says Arnold Kuijpers, Director of Rabo Development. Bert Heemskerk, Chairman of the Executive Board of Rabobank visited this bank last summer. 'I think it is a fantastic rural bank. I also had the opportunity to visit one of the bank's large clients while I was there. It was a Mennonite dairy cooperative whose roots dated back to the sixteenth century in Friesland. To this very day, people in the area still speak what they call "Plautdietsch", a language that Rabobank naturally understands very well.'

Banco Regional is a rapidly growing bank that has its head office in Encarnación. Six new branch offices were opened last year, bringing the current total of branch offices to 22. The bank's field of operation covers primarily the south-eastern part of the country and the capital city of Asunción and environs.

Banco Regional is Rabobank's fifth partner bank within the framework of Rabo Development. Rabobank has in recent years acquired participating interests in National Microfinance Bank in Tanzania, United Rural Cooperative Bank of Hangzhou in China, Zambia National Commercial Bank in Zambia and Banco Terra in Mozambique. These banks currently serve a combined total of more than two million customers.

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The promise of Jatropha

29-1-2008 | Other news

The biodiesel industry is booming worldwide, but not yet in India, despite the desire to develop a biodiesel industry. The main reason for this is that vegetable oils, the primary feedstock for biodiesel, are in short supply in India. Cultivating oil seed varieties on the scarce fertile agricultural land for transport fuel purposes could thus raise food security issues. The jatropha curcas tree and similar species are interesting feedstock alternatives.

The jatropha curcas tree and similar species are interesting feedstock alternatives. These species can, in theory, be grown on the vast areas of land in India that are unsuitable for food production, thus not competing with food production. Farming jatropha, used as an example in a recent Rabobank Food & Agri Research Industry Note, could create millions of jobs, generate (additional) income for the rural community and deliver sufficient oil to replace significant amounts of conventional diesel. Large-scale cultivation is still in a research and demonstration phase. It is therefore not yet clear what yields per hectare could be realised and how much water and other inputs would be required. In addition, much of the supply chain is non-existent, from the production and distribution of seedlings up to the crushers and biodiesel producers.

"One of the main barriers impeding the successful development of a jatropha-based biodiesel market in India is the lack of a comprehensive government policy which addresses all aspects of the supply chain," said S. Venkatraman, Head of the FAR India team and co-writer of the report. In addition, farmers are not yet convinced that large scale jatropha farming can be rewarding enough because there is much uncertainty about the seed yields and there are no conclusive experiments with large scale cultivation on land unfit for food production in place yet.

"The fact that it takes four years before jatropha seedlings start to bear fruit does not make things easier," Venkatraman continued. Financial support in the initial four years is highly needed and should cover the costs of high-quality planting material and other input such as labour costs, irrigation and other expenses until the plant starts to bear seeds. In this matter, forming farmer co-operatives could open up opportunities although this might require special financing schemes that take into account the relatively long period before investments pay back.

To sum it up, the key to breaking the market impasse is four fold:

supporting government policies,

financial support to farmers,

R&D in seeds and management practices to maximising yields

and infrastructure at all levels of the value chain for they are non-existing at the moment.

Crucial for the future of jatropha will be the outcome of R&D and small scale experiments, particularly with respect to yields, employment effects, water needs and environmental impact of large scale production.

If jatropha lives up to its promises Rabobank is convinced that it could become a serious energy provider for India.

Related information

Food & Agribusiness Research

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What's the point of 'sustainability'?

29-1-2008 | Other news

In 2008, Rabobank wants to focus on team spirit and sustainability. As Head of Corporate Social Responsibility, Bart Jan Krouwel is leading the Rabobank team in informing, educating and promoting sustainable activities. In this column, Krouwel defines 'sustainability' for the rest of us, its importance for the Rabobank family and why sustainability is just good business.

For some companies, being sustainable has become a marketing hype. It is not ethical to pretend to be socially responsible to increase only profits.

Companies are also getting lost in the meaning and confusing 'sustainability' with 'continuity'. Maintaining a business relationship for 20 years is continuity, not sustainability.

Sustainability is the way you do your business, not the timetable. Giving donations and paying for CSR is not Corporate Social Responsibility. If you are involved in a concrete way to change behavior, then this is CSR.

Rabobank has decided to be more transparent and involved in promoting sustainability and CSR. For example, we are running our Netherlands buildings on 98% green energy, from wind and solar power, with a goal of getting to 100% this year.

We were the first big company here in the Netherlands to change to environmentally friendly cars, that was back in March of 2005. All cars have a pollution output rating of A-H. Rabobank only uses cars with A, B, or C emission ratings. Because of costs, it was easy to convince most board members we should do it and because of sustainability, we had to do it.

Before I retire in 2009, I'd like to implement a few new products and services that I have been working on for a while. We need to make corporate social responsibility a serious daily issue and a part of our lives, at home and here at the bank:

I'd like to encourage people to be more sustainable.

I'd like to see the government offers a reward system for citizens who are being sustainable.

I'd like to destroy the myth that being green costs more.

If done right, CSR it good publicity, good for the organisation and good for the business. Rabobank has been too modest about its CSR programs and what we are doing. The executive board would say, 'When we do something good, we don't always have to shout it from the rooftops'.

We have taken the approach that it is better to do something, than to talk about it.

Bart Jan Krouwel
Head of Corporate Social Responsibility

Related Information

Corporate Social Responsibility

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Euro 110,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 1826A
TRANCHE NO: 1

MXN 500,000,000 7.5 per cent. Fixed Rate Notes 2008 due 22 January 2010 (the "Notes")

Issue Price: 100.26 per cent.

ABN AMRO		**Rabobank International**
Deutsche Bank	**DZ BANK AG**	**UBS Investment Bank**

The date of these Final Terms is 18 January 2008

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular (the '**Offering Circular**') dated May 14, 2007 which constitutes a *base prospectus for the purposes of the* Prospectus Directive (Directive 2003/71/EC) (the '**Prospectus Directive**'). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these *Final Terms read together with the Offering* Circular. The Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands, the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris, and *www.bourse.lu.*

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	1826A
	(ii)	Tranche Number	1
3	Specified Currency or Currencies:		Mexican Pesos ("**MXN**")
4	Aggregate Nominal Amount:		
	(i)	Series:	MXN 500,000,000
	(ii)	Tranche:	MXN 500,000,000
5	Issue Price:		100.26 per cent. of the Aggregate Nominal Amount
6	Specified Denominations:		MXN 25,000
7	(i)	Issue Date:	22 January 2008
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8	Maturity Date:		22 January 2010
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No

10	Interest Basis:		7.5 per cent. Fixed Rate (further particulars specified below)
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/ Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable
14	(i)	Status of the Notes:	Senior
	(ii)	Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:		Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**		Applicable
	(i)	Rate of Interest:	7.5 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	22 January 2009, 22 January 2010
	(iii)	Fixed Coupon Amount (s):	MXN 1,875 per MXN 25,000 in nominal amount
	(iv)	Broken Amount:	Not Applicable
	(v)	Day Count Fraction (Condition 1(a)):	Actual/Actual-ICMA (unadjusted)
	(vi)	Determination Date(s) (Condition 1(a)):	Not Applicable
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	**Floating Rate Provisions**		Not Applicable
18	**Zero Coupon Note Provisions**		Not Applicable
19	**Index Linked Interest Note Provisions**		Not Applicable
20	**Equity Linked Interest Note Provisions**		Not Applicable
21	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note**	MXN 25,000 per Note of MXN 25,000 Specified Denomination
25	**Final Redemption Amount (Equity Linked Redemption Notes)**	Not Applicable

	Linked Redemption Notes)	
26	**Final Redemption Amount (Index Linked Redemption Notes)**	Not Applicable
27	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 13) and/or the method of calculating the same (if required *or if different from that set out in* the Conditions):	As set out in the Conditions
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(f)):	Yes
	(iv) Early Redemption Amount of each Note payable on redemption following Nationalisation, Delisting or Insolvency (Condition 7(g)) or an Additional Disruption Event (Condition 7(h)) or an Index Modification, Index Cancellation or index Disruption (Condition 7(i)) and/or a Merger Event or Tender Offer (Condition 8(c)):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	***Form of Notes***	Bearer Notes
	New Global Notes:	No
		Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
29	Financial Centre(s) (Condition 10(h)) or other special provisions relating to payment dates:	TARGET and London, subject to Condition 10(h)(A)
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No

31	Details relating to Partly Paid Notes: *amount of each payment comprising the* Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a temporary or permanent Global Note and the temporary or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	**Joint Lead Managers** **ABN AMRO Bank N.V.** 250 Bishopsgate London EC2M 4AA United Kingdom **Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International)** Thames Court One Queenhithe London EC4V 3RL United Kingdom **Co-Lead Managers** **Deutsche Bank AG, London Branch** Winchester House 1, Great Winchester Street London EC2N 2DB

		United Kingdom
		DZ BANK AG Deutsche Zentral-Genossenschaftsbank, Frankfurt am Main Platz der Republik 60265 Frankfurt Germany
		UBS Limited 100 Liverpool Street London EC2M 2RH United Kingdom
	(ii) Stabilising Manager(s) (if any):	Not Applicable
	(iii) Managers' Commission:	Combined management and underwriting commission of 0.1875 per cent. and selling concession of 1.0 per cent., in each case, of the Aggregate Nominal Amount of the Notes
37	If non-syndicated, name and address of Dealer:	Not Applicable
38	Applicable TEFRA exemption:	D Rules
39	Additional selling restrictions:	**<u>Mexico</u>** The Notes have not been and will not be registered with the National Securities Registry (*Registro Nacional de Valores*), maintained by the Mexican National Banking and Securities Commission (*Comisión Nacional Bancaria y de Valores*), and therefore the Notes may not be offered or sold in a public offering in Mexico. However, the Notes may be offered or sold in Mexico to institutional and accredited investors pursuant to the private placement exemption set forth in Article 8 of the Mexican Securities Market Law (*Ley del Mercado de Valores*).
40	Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.062066, producing a sum of	EUR 31,033,000

	(for Notes not denominated in Euro):	
43	In the case of Notes listed on Eurolist by Euronext Amsterdam N.V.:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 110,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg Stock Exchange
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange's regulated market with effect from 22 January 2008
(iii)	Estimate of total expenses related to admission to trading:	EUR 1030

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd:	AA+

As defined by S&P, an AAA rating means that the Notes has the highest rating assigned by S&P and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Moody's, an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch, an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. *It indicates very strong capacity for* payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided each of the *Commission bancaire, financière et des assurances (CBFA)* in Belgium, *Epitroph Kefalaiagoras* in Greece, *Comisión Nacional del Mercado de Valores (CNMV)* in Spain, *Autorité des marchés financiers (AMF)* in France, Irish Financial Regulatory Authority in Ireland, *Commissione Nazionale per le Società e la Borsa (CONSOB)* in Italy, *Kredittilsynet* in Norway, Financial Market Authority (FMA) in Austria, *Rahoitustarkastus* in Finland, *Finansinspektionen* in Sweden, Financial Services Authority (FSA) in United Kingdom, *Commission de surveillance du secteur financier* in Luxembourg, the *Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin)* in Germany, the *Komisja Papierów Wartosciowych I Gield* in Poland and the *Finanstilsynet* in Denmark with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such

action has been taken.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	Banking business
(ii)	Estimated net proceeds:	MXN 495,362,500
(iii)	Estimated total expenses:	MXN 5,937,500 (1.0 per cent. selling concession and 0.1875 per cent. combined management and underwriting commission)

6 Yield *(Fixed Rate Notes Only)*

Indication of yield:	7.355 per cent. per annum The yield is calculated at the Issue Date on the basis of the Issue Price. It is NOT an indication of future yield. This is the yield-to-maturity and is calculated as the rate of return anticipated on the Notes as if they will be held until the Maturity Date. The calculation of the yield-to-maturity takes into account the Issue Price of the Notes, the Aggregate Nominal Amount of the Notes, the Rate of Interest and the time to Maturity. It is *also assumed that all coupons are reinvested at* the same rate.

7 Historic interest rates *(Floating Rate Notes only)*

Not Applicable

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying (Index-Linked Notes only) *(Index-Linked Notes only)*

Not Applicable

9 Performance of rate[s] of exchange and explanation of effect on value of investment *(Dual Currency Notes only)*

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying *(Equity-Linked Notes only)*

Not Applicable

11 Operational Information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	No

	(ii)	ISIN Code:	XS 0339656133
	(iii)	Common Code:	033965613
	(iv)	Fondscode:	Not Applicable
	(v)	German WKN-code:	A0TPPD
	(vi)	Private Placement number:	Not Applicable
	(vii)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
		(a) The Depository Trust Company	Not Applicable
	(viii)	Delivery:	Delivery against payment
	(ix)	Names and addresses of additional Paying/ Delivery Agent(s) (if any):	Not Applicable
	(x)	Names (and addresses) of Calculation Agent(s) (if different from Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International)):	Not Applicable
12	**General**		
	(i)	Time period during which the offer is open:	30 days from 22 January 2008
	(ii)	Description of the application process:	Not Applicable
	(iii)	Description of possibility to reduce subscriptions:	Not Applicable
	(iv)	Manner for refunding excess amount paid by applicants:	Not Applicable
	(v)	Minimum and/or maximum amount of application:	Not Applicable
	(vi)	Method and time limit for paying up the securities and for delivery of the securities:	Investors will be notified of their allocations of Notes and the settlement arrangements in respect thereof. The Notes will be issued on the Issue Date against payment to the Issuer of the net subscription moneys.
	(vii)	Manner and date in which results of the offer are to be made public:	Not Applicable

(viii)	Procedure for exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised:	Not Applicable

FINAL TERMS

Date: 18 January 2008

2307 A

RABOBANK STRUCTURED PRODUCTS

**Issue of EUR 15,000,000 Index Linked Notes 2008 due 2016
(to be consolidated and form a single series with the EUR 30,000,000 Index Linked Notes 2008 due 4 January 2016 issued on 2 January 2008)**

pursuant to the EUR 8,000,000,000 Structured Medium Term Note Programme

THE ISSUER HAS MADE NO INVESTIGATION INTO THE TREATMENT OF THE NOTES BY THE TAX AUTHORITIES OF ANY COUNTRY, INCLUDING THE UNITED STATES OF AMERICA. INVESTORS ARE STRONGLY ADVISED TO TAKE THEIR OWN TAX ADVICE.

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated 24 December 2007 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the **Prospectus Directive**). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Offering Circular is available for viewing during normal business hours and may be obtained at Rabobank International, Croeselaan 18, 3521 CB Utrecht, The Netherlands and www.rabobank.nl.

These Final Terms do not constitute an offer to sell or the solicitation of an offer to buy any Notes other than the Notes to which they relate or an offer to sell or the solicitation of an offer to buy Notes by any person in any circumstances in which such offer or solicitation is unlawful.

The distribution of these Final Terms and the offering, sale and delivery of the Notes in certain jurisdictions may be restricted by law. Persons into whose possession these Final Terms come are required by the Issuer to inform themselves about and to observe any such restrictions. For a further description of certain restrictions on the offering and sale of the Series, see 'Subscription and Sale' in the Offering Circular as supplemented or amended by these Final Terms.

The information contained in these Final Terms does not constitute an investment recommendation.

The purchase of Notes may involve substantial risks and is suitable only for investors who have the knowledge and experience in financial and business matters necessary to enable them to evaluate the risks and the merits of an investment in the Notes. Before making an investment decision, prospective purchasers of Notes should consider carefully, in the light of their own financial circumstances and investment objectives, all the information set forth in these Final Terms and the Offering Circular, as supplemented from time to time.

1.	Issuer:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Structured Products)
2.	(a) Series Number:	2307
	(b) Tranche Number:	2 (fungible with Serie n°2307 Tranche n°1 (Isin code: XS0338369969, Common code: 33836996), being provided that (i) the Notes will be fungible with the Tranche n°1 forty calendar days after completion of distribution of Tranche n°2 and the date on which the Tranche n°2 will be fungible with the Tranche n°1 is expected to be March 02, 2008 and (ii) the temporary Isin and Common codes in respect of the Tranche n°2 will be replaced by the Isin and Common Codes of the Tranche n°1 on the date aforementioned)
3.	Specified Currency or Currencies:	Euro (**EUR**)
4.	Aggregate Nominal Amount:	
	(a) Tranche:	EUR 15,000,000
	(b) Series:	EUR 45,000,000
5.	Issue Price of Tranche:	100 per cent. of the aggregate nominal amount.
6.	Specified Denomination(s):	EUR 200,000
7.	(a) Issue Date:	23 January 2008
	(b) Interest Commencement Date:	2 January 2008
8.	Maturity Date or Redemption Month:	4 January 2016, provided that if, the Scheduled Valuation Date is postponed in accordance with the Terms and Conditions, the Maturity Date shall be such date (being at least five (5) Exchange Business Days after the Valuation Date resulting from such postponement) as the Calculation Agent may determine
9.	Interest Basis:	Index Linked Interest
10.	(a) Redemption/Payment Basis:	Index Linked Redemption
	(b) Protection Amount:	Not Applicable
11.	Change of Interest Basis or Redemption/Payment Basis:	Not Applicable
12.	Put Option/Call Option/Obligatory Redemption:	Obligatory Redemption Applicable

13.	(a) Status of the Notes:	Senior
	(b) Domestic Note: *(if domestic Note, there will be no gross-up for withholding tax)*	No
	(c) Date approval for issuance of Notes obtained:	Not Applicable
14.	Method of distribution:	Non-Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

FIXED RATE NOTE PROVISIONS

15.	Fixed Rate Note Provisions:	Not Applicable

FLOATING RATE NOTE PROVISIONS

16.	Floating Rate Note Provisions:	Not Applicable

ZERO COUPON NOTE PROVISIONS

17.	Zero Coupon Note Provisions:	Not Applicable

CURRENCY LINKED INTEREST NOTE PROVISIONS

18.	Currency Linked Interest Note Provisions:	Not Applicable

COMMODITY LINKED INTEREST NOTE PROVISIONS

19.	Commodity Linked Interest Note Provisions:	Not Applicable

INDEX LINKED INTEREST NOTES PROVISIONS

20.	Index Linked Interest Note Provisions:	Applicable
(a)	Index or Indices:	FTSE Eurofirst 80 Index
(b)	Name of Index Sponsor(s):	FTSE International Ltd.
(c)	Description of formula to be used to determine the Rate of Interest:	The Index Linked Interest Amount payable in respect of each Note on each Specified Interest Payment Date will be determined by the Calculation Agent as follows:

(i) If the Reference Level on an Observation Date is equal to or greater than 60.00 per cent. of the Strike Level, the Index Linked Interest Amount for the

respective Specified Interest Payment Date will be 10.02 per cent. of the Specified Denomination;

(ii) Otherwise the Index Linked Interest Amount for the respective Specified Interest Payment Date will be zero.

Where:

Initial Fixing Date means, 19 December 2007

Reference Level, means the official closing level of the Index on the relevant Observation Date

Strike Level, means the spot level of the Index on the Initial Fixing Date, being 5537.25 points

(d)	Provisions for determining the Rate of Interest where calculation by reference to Index or Indices and/or formula is impossible of impracticable:	Not Applicable
(e)	Specified Period(s)/Specified Interest Payment Date(s):	Specified Interest Payment Date means each of 2 January 2009, 4 January 2010, 3 January 2011, 2 January 2012, 2 January 2013, 2 January 2014, 2 January 2015 and 4 January 2016
(f)	Observation Period(s):	Not Applicable
(g)	Observation Date(s):	19 December 2008, 21 December 2009, 20 December 2010, 19 December 2011, 19 December 2012, 19 December 2013 ,19 December 2014 and 21 December 2015
(h)	Business Day Convention:	Not Applicable
(i)	Additional Financial Centre(s)	Not Applicable
(j)	Minimum Rate of Interest:	Not Applicable
(k)	Maximum Rate of Interest:	Not Applicable
(l)	Day Count Fraction:	Not Applicable
(m)	Valuation Date(s):	Not Applicable
(n)	Valuation Time:	Not Applicable
(o)	Disrupted Day:	Applicable
(p)	Exchange(s):	NYSE Euronext
(q)	Related Exchange(s):	All Exchanges

(r)	Others terms or special conditions:	Not Applicable

EQUITY LINKED INTEREST NOTE PROVISIONS

21.	*Equity Linked Interest Note Provisions:*	Not Applicable

CREDIT LINKED INTEREST NOTE PROVISIONS

22. Credit Linked Interest Note Provisions:	Not Applicable

FUND LINKED INTEREST NOTE PROVISIONS

23. Fund Linked Interest Note Provisions:	Not Applicable

DUAL CURRENCY INTEREST NOTE PROVISIONS

24. Dual Currency Interest Note Provisions:	Not Applicable

PROVISIONS RELATING TO REDEMPTION AND FINAL REDEMPTION AMOUNT

25.	Call Option: (Condition 5(c))		Not Applicable
26.	Put Option: (Condition 5(d))		Not Applicable
27.	Obligatory Redemption: (Condition 5(f))		Applicable
	(a)	Obligatory Redemption Date(s):	Each of 2 January 2009, 4 January 2010, 3 January 2011, 2 January 2012, 2 January 2013, 2 January 2014 and 2 January 2015
	(b)	Obligatory Redemption Amount of each Note and method, if any of calculation of such amount(s):	If on an any Observation Date, in the determination of the Calculation Agent, the Reference Level is equal to or greater than 120.00 per cent. of the Strike Level, the Obligatory Redemption Amount of each Note shall be an amount in EUR equal to 100.00 per cent. of the Specified Denomination Whereby: **Observation Date** means 19 December 2008, 21 December 2009, 20 December 2010, 19 December 2011, 19 December 2012, 19 December 2013 and 19 December 2014 **Reference Level** has the meaning given to it in item 20(c) above **Strike Level** has the meaning given to it in item 20(c) above

		Initial Fixing Date has the *meaning given to it in item* 20(c) above
28.	Final Redemption Amount	See item 31 below

CURRENCY LINKED REDEMPTION NOTE PROVISIONS

29.	Currency Linked Redemption Notes:	Not Applicable

COMMODITY LINKED REDEMPTION NOTE PROVISIONS

30.	Commodity Linked Redemption Notes:	Not Applicable

INDEX LINKED REDEMPTION NOTE PROVISIONS

31.	Index Linked Redemption Notes:		Applicable
	(a)	Whether the Notes relate to a basket of indices or a single index and the identity of the relevant Index/Indices and details of the relevant Index Sponsor(s):	Single Index: FTSE Eurofirst 80 Index Index Sponsor(s): FTSE International Ltd.
	(b)	Relevant provisions for determining the Final Redemption Amount:	Provided that the Notes have not been previously redeemed or purchased and cancelled in accordance with the Terms and Conditions applicable to these Notes, on the Maturity Date the Issuer shall redeem each Note at an amount, in EUR, determined by the Calculation Agent as follows:

(i) If the Final Level is lower than 50 per cent. of the Strike Level, the Final Redemption Amount will be an amount determined in accordance with the following formula:

100.00 per cent. + min[0.00 per cent. ; Final Level – Strike Level/ Strike Level]

OR

(ii) If the Final Level is equal to or greater than 50 per cent. and less than 60 per cent. of the Strike Level, the Final Redemption Amount will be an amount in EUR equal to 100.00 of the Specified Denomination

OR

(iii) If the Final Level is equal to or greater than 60

per cent. of the Strike Level, the Final Redemption Amount will be an amount in EUR equal to 100.00 of the Specified Denomination

Whereby:

Final Level means official closing level of the Index on the Valuation Date

Strike Level has the meaning given to it in item 20(c) above

(c)	Observation Period(s):	Not Applicable
(d)	*Observation Date(s):*	Not Applicable
(e)	Valuation Date(s):	21 December 2015
(f)	Valuation Time:	Condition 7(c) applies
(g)	Disrupted Day:	Applicable
(h)	Multiplier for each Index comprising the basket:	Not Applicable
(i)	Index Adjustment Event:	Not Applicable
(j)	Exchange(s):	NYSE Euronext in respect of the FTSE Eurofirst 80 Index
(k)	Related Exchange(s):	All Exchanges
(l)	Other terms or special conditions:	Not Applicable

EQUITY LINKED REDEMPTION NOTES

32.	Equity Linked Redemption Notes:	Not Applicable

CREDIT LINKED REDEMPTION NOTE PROVISIONS

33.	Credit Linked Redemption Notes:	Not Applicable

FUND LINKED REDEMPTION NOTE PROVISIONS

34.	Fund Linked Redemption Notes:	Not Applicable

DUAL CURRENCY REDEMPTION NOTE PROVISIONS

35.	Dual Currency Linked Redemption Notes:	Not Applicable

GENERAL PROVISIONS RELATING TO REDEMPTION

36.	Partly Paid Notes:	Not Applicable
37.	Instalment Notes:	Not Applicable
	(a) Instalment Date(s):	Not Applicable
	(b) Instalment Amount(s):	Not Applicable
38.	Early Redemption Amount:	As defined in the Conditions
39.	Adjustment for Early Redemption Unwind Costs:	Applicable: Standard Early Redemption Unwind Costs

GENERAL PROVISIONS APPLICABLE TO THE NOTES

40.	Form of Notes:	Bearer Notes Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances set out in the Permanent Global Note
41.	Additional Financial Centre(s) or other special provisions relating to Payment Days in Condition 11(f):	TARGET
42.	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
43.	Other final terms:	Not Applicable
44.	Further Issues provision:	Not Applicable

DISTRIBUTION

45.		
	(a) If syndicated, names and addresses of Dealers and underwriting commitments:	Not Applicable
	(b) Date of Subscription Agreement:	Not Applicable
	(c) Stabilising Manager(s) (if any):	Not Applicable
	(d) If non-syndicated, name and address of relevant Dealer:	CALYON 9 quai du Président Paul Doumer 92920 Paris La Défense Cedex France
	(e) Total commission and concession:	Not Applicable

(f)	U.S. Selling Restrictions:	TEFRA D
46.	Additional selling restrictions:	Not Applicable
47.	Additional United States Tax Considerations:	Not Applicable

PURPOSE OF FINAL TERMS

These Final Terms comprise the final terms required for issue and admission to trading on Luxembourg Stock Exchange of Notes described herein pursuant to the Structured Medium Term Note Programme of Rabobank Structured Products.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms and to the best knowledge and belief of the Issuer the information contained in these Final Terms is in accordance with the facts and does not omit anything likely to affect the import of such information. Information on Index (the **Reference Information**) has been extracted from Bloomberg and other publicly available information. The Issuer confirms the Reference Information has been accurately reproduced and that, so far as it is aware, and is able to ascertain from information published by Bloomberg and/or in other publicly available information, no facts have been omitted which would render the reproduced information inaccurate or misleading.

Signed on behalf of the Issuer:

By:

Duly authorised

PART B – OTHER INFORMATION[1]

1. LISTING AND ADMISSION TO TRADING

(i)	Listing and Admission to trading:	Application has been made by the Issuer (or on its behalf) for the Notes to be admitted to trading on the Luxembourg Stock Exchange with effect from the Issue Date
(ii)	Estimate of total expenses related to admission to trading:	EUR 2,920

2. RATINGS

Ratings:	Not Applicable

3. INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE

Save for any fees payable to the Dealer, so far as the Issuer is aware, no person involved in the issue of the Notes has an interest material to the offer.

4. REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES

(a)	Reasons for the offer (other than general corporate purposes):	Not Applicable
(b)	Estimated net proceeds:	EUR 15,000,000
(c)	Estimated total expenses:	Not Applicable

5. YIELD

Indication of yield:	Not Applicable

6. PERFORMANCE OF INDEX, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE INDEX

1. Index Description (Source: Bloomberg)

Euronext has teamed up with FTSE to launch the new generation of european tradable indices. The FSTE Eurofirst 80 and the FTSE Eurofirst 100 are completely new indices, offering through their superior design, better tradability, lower replication costs, enhanced performance, improved liquidity and better sector

[1]

representation. Base value of 3000 as of December 31, 2002.

2. Index Components

Ticker	Name	% Weight in the Index	Shares in the Index	Last Price
FTEF80				
AC FP Equity	Accor SA	0,436	228,857	54
AGN NA Equity	Aegon NV	0,685	1622,927	11,95
AI FP Equity	Air Liquide	0,863	242,588	100,8
AKZA NA Equity	Akzo Nobel NV	0,542	285,906	53,7
ALU FP Equity	Alcatel-Lucent	0,406	2230,643	5,16
ALV GY Equity	Allianz SE	2,327	450,15	146,43
ALO FP Equity	Alstom	0,72	139,286	146,5
ALT SQ Equity	Altadis SA	0,449	256,121	49,71
MTP FP Equity	ArcelorMittal	1,985	1086,62	51,74
G IM Equity	Assicurazioni Generali SpA	1,522	1402,811	30,74
CS FP Equity	AXA SA	1,985	2085,863	26,95
BBVA SQ Equity	Banco Bilbao Vizcaya Argentaria SA	2,208	3743,251	16,71
POP SQ Equity	Banco Popular Espanol SA	0,499	1215,433	11,62
SAN SQ Equity	Banco Santander SA	3,263	6279,781	14,72
BAS GY Equity	BASF AG	1,765	494,705	101,08
BAY GY Equity	Bayer AG	1,675	764,342	62,08
BMW GY Equity	Bayerische Motoren Werke AG	0,452	300,998	42,52
BNP FP Equity	BNP Paribas	2,361	905,26	73,89
EN FP Equity	Bouygues	0,514	256,549	56,7
CA FP Equity	Carrefour SA	1,33	703,933	53,53
SGO FP Equity	Cie de Saint-Gobain	0,858	373,932	65,03
CBK GY Equity	Commerzbank AG	0,603	656,813	25,99
ACA FP Equity	Credit Agricole SA	0,535	658,822	23,01
DAI GY Equity	Daimler AG	2,399	1029,37	66,02
DBK GY Equity	Deutsche Bank AG	1,637	527,707	87,87
DB1 GY Equity	Deutsche Boerse AG	0,924	200	130,85
DPW GY Equity	Deutsche Post AG	0,745	902,574	23,37
DTE GY Equity	Deutsche Telekom AG	1,733	3270,882	15,01
EOA GY Equity	E.ON AG	3,339	659,154	143,5
EDF FP Equity	Electricite de France	0,736	256,536	81,25
ENEL IM Equity	Enel SpA	1,313	4611,694	8,06
ENI IM Equity	ENI SpA	2,422	2778,417	24,69
FORA NA Equity	Fortis	0,691	1077,971	18,16
FORB BB Equity	Fortis	0,691	1077,971	18,17
FTE FP Equity	France Telecom SA	1,708	1950,352	24,8
BN FP Equity	Groupe Danone	1,129	512,851	62,35
IBE SQ Equity	Iberdrola SA	1,849	4993,742	10,49
INGA NA Equity	ING Groep NV	2,073	2204,7	26,63
ISP IM Equity	Intesa Sanpaolo SpA	1,677	8886,838	5,34
KBC BB Equity	KBC Groep NV	0,603	177,494	96,27
PHIA NA Equity	Koninklijke Philips Electronics NV	1,218	1142,827	30,2
OR FP Equity	L'Oreal SA	1,072	308,976	98,26
LG FP Equity	Lafarge SA	0,773	173,282	126,35
MMB FP Equity	Lagardere SCA	0,251	134,13	52,92
LIN GY Equity	Linde AG	0,391	122,667	90,35
MC FP Equity	LVMH Moet Hennessy Louis Vuitton SA	1,068	367,388	82,38
MS IM Equity	Mediaset SpA	0,215	885,921	6,86
MEO GY Equity	Metro AG	0,329	162,041	57,57
MUV2 GY Equity	Muenchener Rueckversicherungs AG	1,008	217,889	131,04
NOK1V FH Equity		Nokia OYJ	3,738	3921,09927

RI FP Equity	Pernod-Ricard SA	0,62	109,296	160,8
UG FP Equity	Peugeot SA	0,318	171,846	52,44
PTC PL Equity	Portugal Telecom SGPS SA	0,363	1128,856	9,1
PP FP Equity	PPR	0,372	96,29	109,5
REN NA Equity	Reed Elsevier NV	0,365	759,664	13,6
RNO FP Equity	Renault SA	0,714	206,544	97,92
REP SQ Equity	Repsol YPF SA	1,029	1220,509	23,88
KPN NA Equity	Royal KPN NV	0,854	1928,551	12,55
RWE GY Equity	RWE AG	1,308	392,554	94,35
SAN FP Equity	Sanofi-Aventis SA	2,32	1014,97	64,75
SAP GY Equity	SAP AG	1,177	934,553	35,68
SU FP Equity	Schneider Electric SA	0,781	245,161	90,23
SIE GY Equity	Siemens AG	3,51	914,203	108,75
GLE FP Equity	Societe Generale	1,623	466,265	98,59
STM FP Equity	STMicroelectronics NV	0,238	682,54	9,87
STERV FH Equity	Stora Enso Oyj	0,218	611,433	10,1
SZE FP Equity	Suez SA	2,147	1296,692	46,91
TITR IM Equity	Telecom Italia SpA	0,34	6026,121	1,6
TIT IM Equity	Telecom Italia SpA	0,993	13369,041	2,1
TEF SQ Equity	Telefonica SA	3,798	4773,496	22,54
TNT NA Equity	TNT NV	0,392	391,82	28,35
FP FP Equity	Total SA	4,712	2391,889	55,8
UC IM Equity	UniCredito Italiano SpA	1,975	9949,025	5,62
UNA NA Equity	Unilever NV	1,438	1596,99	25,5
UPM1V FH Equity	UPM-Kymmene Oyj	0,255	528,969	13,65
VIE FP Equity	Veolia Environnement	1,04	467,469	63,03
DG FP Equity	Vinci SA	0,859	482,55	50,45
VIV FP Equity	Vivendi	1,306	1163,693	31,78
VOW GY Equity	Volkswagen AG	1,217	216,305	159,41

3. DISCLAIMER

"FTSE®" is a registered trade mark of the London Stock Exchange plc and The Financial Times Limited and is used by FTSE International Limited ("FTSE") under licence. "Euronext" is one of the trademarks of Euronext N.V. "Eurofirst" is a jointly owned trade mark of FTSE and Euronext N.V. The FTSEurofirst Indices are calculated by FTSE in conjunction with Euronext N.V. and in accordance with a standard set of ground rules. All rights in and to the FTSEurofirst Indices data vest in FTSE and Euronext N.V. jointly. No part of this publication may be reproduced, stored in a retrieval system, or transmitted, in any form or by any means, electronic, mechanical, photocopying, recording or otherwise, without prior written permission of FTSE and Euronext N.V. Every effort is made to ensure that all information given in this publication is accurate, but neither FTSE nor Euronext N.V. warrants that the FTSEurofirst Indices will be free from error oromission and neither of them accept any liability in connection with the use of the FTSEurofirst Indices for trading or otherwise. © February 2004

The Issuer does not intend to provide post-issuance information.

7. PERFORMANCE OF [RATE(S) OF EXCHANGE/FORMULA/CURRENCIES], EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS [AND OTHER INFORMATION CONCERNING [THE [RATE(S) OF EXCHANGE/FORMULA/CURRENCIES]]

Not Applicable

8. PERFORMANCE OF [THE COMMODITY], EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS [AND OTHER INFORMATION CONCERNING [THE COMMODITY]]

Not Applicable

9. PERFORMANCE OF RATE(S) OF EXCHANGE AND EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND OTHER INFORMATION CONCERNING THE UNDERLYING

Not Applicable

10. PERFORMANCE OF [UNDERLYING EQUITY / BASKET OF UNDERLYING EQUITIES / REFERENCE FUND / BASKET OF REFERENCE FUNDS], EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE UNDERLYING EQUITY / BASKET OF UNDERLYING EQUITIES / REFERENCE FUND / BASKET OF REFERENCE FUNDS *(Equity Linked Notes and Fund Linked Notes only)*

Not Applicable

11. INFORMATION IN RELATION TO THE REFERENCE ENTITY, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS [AND OTHER INFORMATION CONCERNING THE REFERENCE ENTITY] *(Credit Linked Notes only)*

Not Applicable

12. OPERATIONAL INFORMATION

(a) ISIN:

Pending consolidation with the Tranch 1 Notes:	XS0338369969
Following consolidation with the Tranche 1 Notes:	XS0340278117

(b) Common Code:

Pending consolidation with the Tranch 1 Notes:	33836996
Following consolidation with the Tranche 1 Notes:	34027811

(c)	Fondscode:	Not Applicable
(d)	The Depository Trust Company:	Not Applicable
(e)	Any clearing system(s) other than DTC, Euroclear Bank S.A./N.V. and Clearstream Banking société anonyme and the relevant identification number(s):	Not Applicable

(f)	Delivery:	Delivery against payment
(g)	Names (and addresses) of additional (Paying/Delivery) Agent(s) (if any):	Not Applicable
(h)	Names (and addresses) of Calculation Agent(s) (if different from Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (trading as Rabobank International)):	Not Applicable

RECEIVED

2008 FEB 13 A 11:29

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Euro 110,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 1534A
TRANCHE NO: 4

AUD 100,000,000 5.50 per cent. Notes 2008 due 27 January 2010 (the "Notes") (to be consolidated and form a single series with the AUD 200,000,000 5.50 per cent. Notes 2006 due 27 January 2010 issued on 27 January 2006, the AUD 100,000,000 5.50 per cent. Notes 2006 due 27 January 2010 issued on 30 March 2006 and the AUD 100,000,000 5.50 per cent. Notes *2007 due 27 January 2010 issued on 7 March 2007)*

Issue Price: 98.04 per cent.

(plus 363 days' accrued interest from

and including 27 January 2007 to but excluding 25 January 2008)

TD Securities **UBS Investment Bank**

The date of these Final Terms is 23 January 2008.

A08871305

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions (the "**Conditions**") set forth in the offering circular dated dated 11 July 2005, the supplemental ffering Circular dated 8 September 2005 relating to the terms and conditions of the notes set out in the offering circular dated 7 ctober 2003, the supplemental ffering Circular dated 8 September 2005 relating to the terms and conditions of the notes set out in the offering circular dated 15 ctober 2004, the supplemental ffering Circular dated 8 September 2005 relating to an addition to the ris factors set forth in the offering circular dated 11 July 2005, and the supplemental ffering Circular dated 21 November 2005 relating to an increase of the programme limit to Euro 70,000,000,000 (together, the "**2005 Offering Circular**"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**") and must be read in conjunction with the Offering Circular dated 14 May 2007, which constitutes a base prospectus for the purposes of the Prospectus Directive, save in respect of the Conditions hich are extracted from the 2005 ffering Circular. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms, the 2005 ffering Circular and the ffering Circular dated 14 May 2007. The Notes ill be issued on the terms of these Final Terms read together ith the ffering Circulars and the supplemental ffering Circulars referred to above. Each Issuer accepts responsibility for the information contained in these Final Terms hich, hen read together ith the ffering Circulars and the supplemental ffering Circulars, contains all information that is material in the context of the issue of the Notes. The ffering Circulars and the supplemental ffering Circulars are available for vie ing at, and copies may be obtained from, Raboban Nederland at Croeselaan 18, 3521 CB trecht, the Netherlands, and the principal office in England of the Arranger and of the Paying Agent in uxembourg and Amsterdam and ____.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1		Issuer:	Coöperatieve Centrale Raiffeisen-Boerenleenban B.A. (Raboban Nederland) Australia Branch
2	(i)	Series Number:	1534A
	(ii)	Tranche Number:	4
		If fungible ith an existing Series, details of that Series, including the date on hich the Notes become fungible	(to be consolidated and form a single series ith the A D 200,000,000 5.50 per cent. Notes 2006 due 27 January 2010 issued on 27 January 2006, the A D 100,000,000 5.50 per cent. Notes 2006 due 27 January 2010 issued on 30 March 2006 and the A D 100,000,000 5.50 per cent. Notes 2007 due 27 January 2010 issued on 7 March 2007)

3	Specified Currency or Currencies:	Australian Dollar ("AUD")
4	Aggregate Nominal Amount:	
	(i) Series:	AUD 500,000,000
	(ii) Tranche:	AUD 100,000,000
5	Issue Price:	98.04 per cent. of the Aggregate Nominal Amount plus 363 days' accrued interest from and including 27 January 2007 to but-excluding 25 January 2008
6	Specified Denominations:	AUD 1,000
7	(i) Issue Date:	25 January 2008
	(ii) Interest Commencement Date (If different from the Issue Date):	27 January 2007
8	Maturity Date:	27 January 2010
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)	No
10	Interest Basis:	5.50 per cent. Fixed Rate
11	Redemption/Payment Basis:	Redemption at par.
12	Change of Interest or Redemption/Payment Basis:	Not Applicable
13	Put/Call Options:	Not Applicable
14	(i) Status of the Notes:	Senior
	(ii) Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:	Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**	Applicable
	(i) Rate of Interest:	5.50 per cent. per annum payable annually in arrear
	(ii) Interest Payment Date(s):	27 January in each year commencing on 27 January 2008 and ending on the Maturity Date.
	(iii) Fixed Coupon Amount(s):	AUD 55 per AUD 1,000 in nominal amount
	(iv) Broken Amount:	Not Applicable
	(v) Day Count Fraction (Condition 1(a)):	Actual/Actual-ICMA
	(vi) Determination Date(s) (Condition 1(a)):	Interest Payment Dates

	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	**Floating Rate Provisions**		Not Applicable
18	**Zero Coupon Note Provisions**		Not Applicable
19	**Index Linked Interest Note Provisions**		Not Applicable
20	**Equity Linked Interest Note Provisions**		Not Applicable
21	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**		Not Applicable
23	**Put Option**		Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note**		AUD 1,000 per Note of AUD 1,000 specified denomination
25	**Final Redemption Amount (Equity Linked Redemption Notes)**		Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes)**		Not Applicable
27	**Early Redemption Amount**		
	(i)	Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 13) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	As set out in the Conditions
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(f)):	Yes
	(iv)	Early Redemption Amount of each Note payable on redemption pursuant to Condition 7(g):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes
	New Global Notes:	No
		Temporary Global Note exchangeable for a *Permanent* Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the *permanent* Global Note.
		Upon issue of the Temporary Global Note, the Temporary ISIN, Temporary Common Code and Temporary WKN will be those set out in paragraphs 11(i)(a), 11(ii)(a), and 11(iv)(a) of Part B of these Final Terms.
		Upon exchange of the Temporary Global Note for the Permanent Global Note, the Notes will be consolidated with and form a single series with the Issuer's AUD 200,000,000 5.50 per cent. Notes 2006 due 27 January 2010 issued on 27 January 2006, the AUD 100,000,000 5.50 per cent. Notes 2006 due 27 January 2010 issued on 30 March 2006 and the AUD 100,000,000 5.50 per cent. Notes 2007 due 27 January 2010 issued on 7 March 2007, and the ISIN, Common Code and WKN will be those set out in paragraphs 11(i)(b), 11(ii)(b) and 11(iv)(b) of Part B to these Final Terms.
29	Financial Centre(s) (Condition 10(h)) or other special provisions relating to payment dates:	London and Sydney
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable

32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
34	*Consolidation provisions:*	*Not Applicable*
35	Other terms or special conditions:	So long as Bearer Notes are represented by a temporary or permanent Global Note and the temporary or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	The Toronto-Dominion Bank Triton Court 14/18 Finsbury Square London EC2A 1DB United Kingdom UBS Limited 1 Finsbury Avenue London EC2M 2PP United Kingdom
	(ii)	Stabilising Manager (if any):	The Toronto-Dominion Bank
	(iii)	Manager' Commission:	1.1875 per cent. selling concession 0.1875 per cent. combined management *and underwriting commission*
37	If non-syndicated, name and address of Dealer:		Not Applicable
38	Applicable TEFRA exemption:		D Rules
39	Additional selling restrictions:		None
40	Subscription period:		Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.601810 producing a sum of (for Notes not denominated in Euro):	Euro 60,181,000
43	In the case of Notes listed on Eurolist by Euronext Amsterdam N.V.:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 110,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange with effect from 25 January 2008 The Notes are to be consolidated and form a single series with the AUD 200,000,000 5.50 per cent. Notes due 27 January 2010 issued on 27 January 2006, the AUD 100,000,000 5.50 per cent. Notes due 27 January 2010 issued on 30 March 2006, and the AUD 100,000,000 5.50 per cent. Notes 2007 due 27 January 2010 issued on 7 March 2007 which are listed and admitted to trading on the Luxembourg Stock Exchange.
(iii)	Estimate of total expenses related to admission to trading:	EUR 1,230

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd.:	AA+

As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Standard & Poor's, an AAA rating means that the Notes have the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided each of the *Commission bancaire, financière et des assurances* (CBFA) in Belgium, *Epitroph Kefalaiagoras* in Greece, *Comisiòn Nacional del Mercado de Valores (CNMV)* in Spain, *Autorité des marchés financiers* (AMF) in France, Irish Financial Regulatory Authority in Ireland, *Commissione Nazionale per le Società e la Borsa* (CONSOB) in Italy, *Kredittilsynet* in Norway, Financial Market Authority (FMA) in Austria, *Rahoitustarkastus* in Finland, *Finansinspektionen* in Sweden, Financial Services Authority (FSA) in United Kingdom, *Commission de surveillance du secteur financier* in Luxembourg, *Bundesanstalt für Finanzdienstleistungsaufsicht* (BaFin) in Germany, *Komisja Papierów Wartosciowych I Gield* in Poland, and *Finanstilsynet* in Denmark with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such action has been taken.

The Base Prospectus was approved on 14 May 2007 by the Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*), the competent authority in the Netherlands as the Home Member State, and has been "passported" in Italy, as Host Member State, by provided on 16 May 2007 CONSOB with the Certificate, a copy of the duly approved Base Prospectus and 18 of the Prospectus Directive and Article 10-*bis* of CONSOB Regulation 11971/99 as amended. The offer of the Notes to the public in Italy will be carried out, on the basis of the "passported" Base Prospectus, by the Joint Lead Managers on a *cross border basis*, acting on behalf of the Issuer as distributor in Italy of the Notes.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	Banking business
(ii)	Estimated net proceeds	AUD 102,099,883.01 (including 363 days' accrued interest and less Lead Managers expenses)
(iii)	Estimated total expenses:	AUD 1,410,000 (comprising of AUD 35,000 Managers' expenses and AUD 1,375,000 selling concession and combined management and underwriting commission)

6 Yield (*Fixed Rate Notes Only*)

Indication of yield:	6.574 per cent. per annum
	This is the yield-to-maturity and is calculated as the rate of return anticipated on the Notes as if they will be held until the Maturity Date. The calculation of the yield-to-maturity takes into account the Issue Price of the Notes, the Aggregate Nominal Amount of the Notes, the Rate of Interest and the time to Maturity. It is also assumed that all coupons are reinvested at the same rate.
	The yield is calculated at the Issue Date on the basis of the Issue Price. It is NOT an indication of future yield.

7 **Historic interest rates** *(Floating Rate Notes only)*

Not Applicable

8 **Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying** *(Index-Linked Notes only)*

Not Applicable

9 **Performance of rate[s] of exchange and explanation of effect on value of investment** *(Dual Currency Notes only)*

Not Applicable

10 **Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying** *(Equity-Linked Notes only)*

Not Applicable

11 **Operational Information**

(i)	Intended to be held in a manner which would allow Eurosystem eligibility.	No
(ii)	(a) Temporary ISIN Code:	XS0341902590
	(b) ISIN Code:	XS0241188514
(iii)	(a) Temporary Common Code:	034190259
	(b) Common Code:	024118851
(iv)	Fondscode:	Not Applicable
(v)	(a) Temporary WKN (German security code):	A0TP38
	(b) WKN (German security code):	A0GL5U
(vi)	Private Placement number:	Not Applicable
(vii)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(viii)	Delivery:	Delivery against payment
(ix)	Names and addresses of additional or other Paying Agents (if any):	Not Applicable
(x)	Names (and addresses) of Calculation Agent (if different from Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International)	Not Applicable
(xi)	Private Placement number:	Not Applicable

(xii)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable

12 General

(i)	Time period during which the offer is open:	30 days from 25 January 2008
(ii)	Description of the application process:	Not Applicable
(iii)	Description of possibility to reduce subscriptions:	Not Applicable
(iv)	Description of possibility to reduce subscriptions:	Not Applicable
(v)	Manner for refunding excess amount paid by applicants:	Not Applicable
(vi)	Minimum and/or maximum amount of application:	Investors will be notified of their allocations of Notes and the settlement arrangements in respect thereof. The Notes will be issued on the Issue Date against payment to the Issuer of the net subscription moneys.
(vii)	Method and time limit for paying up the securities and for delivery of the securities:	Not Applicable
(viii)	Manner and date in which results of the offer are to be made public:	Not Applicable
(ix)	Procedure for exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised:	Not Applicable

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH

(Australian Business Number 70 003 917 655)

(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH

(Singapore Company Registration Number F03634W)

(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Euro 110,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 1744A
TRANCHE NO: 2

EUR 150,000,000 4.75 per cent. Fixed Rate Notes 2008 due 6 June 2022
***(to be consolidated and form a single series with the* EUR 2,000,000,000 4.75 per cent. Fixed Rate Notes 2007 due 6 June 2022 issued on 6 June 2007)**

Issue Price: 99.86 per cent.

(plus 233 days' accrued interest from and including 6 June 2007 to but excluding 25 January 2008)

Rabobank International

The date of these Final Terms is 23 January 2008

24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note**	EUR 1,000 per Note of EUR 1,000 Specified Denomination
25	**Final Redemption Amount (Equity Linked Redemption Notes)**	Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes)**	Not Applicable
27	**Early Redemption Amount**	
(i)	Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 13) *and/or the method of calculating the same (if required or if different from that set out in the Conditions)*:	As set out in the Conditions
(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(f)):	Yes
(iv)	Early Redemption Amount of each Note payable on redemption following Nationalisation, Delisting or Insolvency (Condition 7(g)) or an Additional Disruption Event (Condition 7(h)) or an Index Modification, Index Cancellation or index Disruption (Condition 7(i)) and/or a Merger Event or Tender Offer (Condition 8(c)):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes
	New Global Notes:	Yes

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH

(Australian Business Number 70 003 917 655)

(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH

(Singapore Company Registration Number F03634W)

(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Euro 110,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 1744A
TRANCHE NO: 2

EUR 150,000,000 4.75 per cent. Fixed Rate Notes 2008 due 6 June 2022
(to be consolidated and form a single series with the EUR 2,000,000,000 4.75 per cent. Fixed Rate Notes 2007 due 6 June 2022 issued on 6 June 2007)

Issue Price: 99.86 per cent.

(plus 233 days' accrued interest from and including
6 June 2007 to but excluding 25 January 2008)

Rabobank International

The date of these Final Terms is 23 January 2008

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular (the 'Offering Circular') dated May 14, 2007 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the 'Prospectus Directive'). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular, as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(ii)	Series Number:	1744A
	(iii)	Tranche Number	2
3	Specified Currency or Currencies:		Euro ("EUR")
4	Aggregate Nominal Amount:		
	(iv)	Series:	EUR 2,150,000,000
	(v)	Tranche:	EUR 150,000,000 (the Notes will be consolidated and form a single series with the EUR 2,000,000,000 4.75 per cent. Fixed Rate Notes 2007 due 6 June 2022 issued on 6 June 2007)
5	Issue Price:		99.86 per cent. of the Aggregate Nominal Amount (plus 233 days' accrued interest from and including 6 June 2007 to but excluding the Issue Date)
6	Specified Denominations:		EUR 1,000
7	(vi)	Issue Date:	25 January 2008
	(vii)	Interest Commencement Date (if different from the Issue Date):	6 June 2007
8	Maturity Date:		6 June 2022

9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)	No
10	Interest Basis:	4.75 per cent. Fixed Rate
11	Redemption/Payment Basis:	Redemption at par
12	Change of Interest or Redemption/ Payment Basis:	Not Applicable
13	Put/Call Options:	Not Applicable
14	(i) Status of the Notes:	Senior
	(ii) Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:	Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**	Applicable
	(i) Rate of Interest:	4.75 per cent. per annum payable annually in arrear
	(ii) Interest Payment Date(s):	6 June in each year commencing on 6 June 2008 and ending on the Maturity Date
	(iii) Fixed Coupon Amount (s):	EUR 475 per EUR 1,000 in nominal amount
	(iv) Broken Amount:	Not Applicable
	(v) Day Count Fraction (Condition 1(a)):	Actual/Actual ICMA (unadjusted)
	(vi) Determination Date(s) (Condition 1(a)):	Interest Payment Dates
	(vii) Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	**Floating Rate Provisions**	Not Applicable
18	**Zero Coupon Note Provisions**	Not Applicable
19	**Index Linked Interest Note Provisions**	Not Applicable
20	**Equity Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable

24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note**	EUR 1,000 per Note of EUR 1,000 Specified Denomination
25	**Final Redemption Amount (Equity Linked Redemption Notes)**	*Not Applicable*
26	**Final Redemption Amount (Index Linked Redemption Notes)**	Not Applicable
27	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 13) *and/or the* method of calculating the same *(if required or if different from* that set out in the Conditions):	*As set out in the Conditions*
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(f)):	Yes
	(iv) Early Redemption Amount of each Note payable on redemption following Nationalisation, Delisting or Insolvency (Condition 7(g)) or an Additional Disruption Event (Condition 7(h)) or an Index Modification, Index Cancellation or index Disruption (Condition 7(i)) and/or a Merger Event or Tender Offer (Condition 8(c)):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes
	New Global Notes:	Yes

		Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note Upon issue of the temporary Global Note, the temporary ISIN and Common Codes will be those set out in paragraphs 11(ii)(a) and 11(iii)(a) of Part B of these Final Terms. Upon exchange of the temporary Global Note for the permanent Global Note, the Notes will be consolidated with and form a single series with the Issuer's EUR 2,000,000,000 4.75 per cent. Fixed Rate Notes 2007 due 6 June 2022 issued on 6 June 2007 and the ISIN and Common Codes will be those set out in 11(ii)(b) and 11(iii)(b) of Part B to these Final Terms.
29	Financial Centre(s) (Condition 10(h)) or other special provisions relating to payment dates:	TARGET adjusted in accordance with Condition 10(h)(A)
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions	Not Applicable
34	Consolidation provisions:	Not Applicable

35	Other terms or special conditions:	So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	Rabobank International Thames Court One Queenhithe London EC4V 3RL United Kingdom
	(v)	Stabilising Manager(s) (if any):	Not Applicable
	(vi)	Managers' Commission:	Not Applicable
37	If non-syndicated, name and address of Dealer:		Not Applicable
38	Applicable TEFRA exemption:		D Rules
39	Additional selling restrictions:		Not Applicable
40	Subscription period:		Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):		Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of [•], producing a sum of (for Notes not denominated in Euro):		Not Applicable
43	In the case of Notes listed on Eurolist by Euronext Amsterdam N.V.:		Applicable
	(i)	Numbering and letters:	Not Applicable
	(ii)	Amsterdam Listing Agent:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabo Securities)
	(iii)	Amsterdam Paying Agent:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabo Securities)

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 110,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By: [signature]

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Euronext Amsterdam
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on Eurolist by Euronext Amsterdam with effect from from 25 January 2008
(iii)	Estimate of total expenses related to admission to trading:	Euro 4125

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd:	AA+

As defined by S&P, an AAA rating means that the Notes has the highest rating assigned by S&P and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided each of the *Commission bancaire, financiére et des assurances (CBFA)* in Belgium, *Epitroph Kefalaiagoras* in Greece, *Comisiòn Nacional del Mercado de Valores (CNMV)* in Spain, *Autorité des marchés finaciers (AMF)* in France, Irish Financial Regulatory Authority in Ireland, *Commissione Nazionale per le Società e la Borsa (CONSOB)* in Italy, *Kredittilsynet* in Norway, Financial Market Authority (FMA) in Austria, *Rahoitustarkastus* in Finland, *Finansinspektionen* in Sweden, Financial Services Authority (FSA) in United Kingdom, *Commission de surveillance du secteur financier* in Luxembourg, the *Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin)* in Germany, the *Komisja Papierów Wartosciowych I Gield* in Poland and *Finanstilsynet* in Denmark with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such action has been taken.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	Banking business
(ii)	Estimated net proceeds	EUR 154,325,860.66 (including 233 days' accrued interest)
(iii)	Estimated total expenses:	Not Applicable

6 Yield *(Fixed Rate Notes Only)*

Indication of yield:	4.761 per cent per annum The yield is calculated at the Issue Date on the basis of the Issue Price. It is NOT an indication of future yield.

7 Historic interest rates *(Floating Rate Notes only)*

Not Applicable

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying (Index-Linked Notes only)

Not Applicable

9 Performance of rate[s] of exchange and explanation of effect on value of investment (Dual Currency Notes only)

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying (Equity-Linked Notes only)

Not Applicable

11 Operational Information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility	Yes Note that the designation "yes" simply means that the Notes are intended upon issue to be deposited with one of the ICSD's as common safekeeper and does not necessarily mean that the Notes will be recognised as eligible collateral for Eurosystem monetary policy and intra-day credit operations by the Eurosystem either upon issue or at any or all times during their life. Such recognition will depend upon satisfaction of the European eligibility criteria.
(ii) (a)	Temporary ISIN Code:	XS0342222154
(b)	ISIN Code:	XS0304159576

(iii)	(a)	Temporary Common Code	034222215
	(b)	Common Code:	030415957
(iv)	Fondscode:		619529
(v)	German WKN-code:		A0TP7P
(vi)	Private Placement number		Not Applicable
(vii)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):		Not Applicable
	(i) The Depository Trust Company		Not Applicable
(viii)	Delivery:		Delivery against payment
(ix)	Names and addresses of additional Paying/ Delivery Agent(s) (if any):		Not Applicable
	Names (and addresses) of Calculation Agent(s) (if different from Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International))		Not Applicable

12 General

(i)	Time period during which the offer is open:	Not Applicable
(ii)	Description of the application process:	Not Applicable
(iii)	Description of possibility to reduce subscriptions:	Not Applicable
(iv)	Manner for refunding excess amount paid by applicants:	Not Applicable
(v)	Minimum and/or maximum amount of application:	Not Applicable
(vi)	Method and time limit for paying up the securities and for delivery of the securities:	Not Applicable
(vii)	Manner and date in which results of the offer are to be made public:	Not Applicable
(viii)	Procedure for exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised:	Not Applicable

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Euro 110,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 1706A
TRANCHE NO: 2
NOK 500,000,000 5.00 per cent. Fixed Rate Notes 2008 due 14 May 2010

(to be consolidated and form a single series with the Issuer's NOK 500,000,000 5.00 per cent. Fixed Rate Notes 2007 due 14 May 2010 issued on 27 February 2007)

Issue Price: 100.345 per cent. (plus 261 days' accrued interest from and including 14 May 2007 to but excluding 30 January 2008)

Deutsche Bank **Rabobank International**

The date of these Final Terms is 28 January 2008

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Terms and Conditions (the "**2006 Conditions**") set forth in the Rabobank Nederland Global Medium Term Note Programme Offering Circular dated 31 May 2006 (the "**2006 Offering Circular**"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**") and must be read in conjunction with the Offering Circular dated 14 May 2007 (the "**2007 Offering Circular**"), which constitutes a base prospectus for the purposes of the Prospectus Directive, save in respect of the Terms and Conditions of the Notes which are replaced by the 2006 Conditions set forth in the 2006 Offering Circular. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms, the 2006 Conditions set forth in the 2006 Offering Circular and the 2007 Offering Circular. The Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the 2006 Conditions set forth in the 2006 Offering Circular and the 2007 Offering Circular, contains all information that is material in the context of the issue of the Notes. The 2006 Offering Circular and the 2007 Offering Circular are available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg and Amsterdam and *www.bourse.lu*.

Each potential investor in the Notes must determine the suitability of this investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i) Series Number:	1706A
	(ii) Tranche Number:	2
3	Specified Currency or Currencies:	Norwegian Kroner ("**NOK**")
4	Aggregate Nominal Amount:	
	(i) Series:	NOK 1,000,000,000
	(ii) Tranche:	NOK 500,000,000 (to be consolidated and form a single series with the Issuer's NOK 500,000,000 5.00 per cent. Fixed Rate Notes 2007 due 14 May 2010 issued on 27 February 2007)
5	Issue Price:	100.345 per cent. of the Aggregate Nominal Amount plus 261 days' accrued interest from and including 14 May 2007 to but excluding 30 January 2008
6	Specified Denominations:	NOK 10,000 and NOK 50,000
7	(i) Issue Date:	30 January 2008

	(ii)	Interest Commencement Date (if different from the Issue Date):	14 May 2007
8		Maturity Date:	14 May 2010
9		Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax):	No
10		Interest Basis:	5.00 per cent. Fixed Rate
11		Redemption/Payment Basis:	Redemption at par
12		Change of Interest or Redemption/Payment Basis:	Not Applicable
13		Put/Call Options:	Not Applicable
14	(i)	Status of the Notes:	Senior
	(ii)	Date approval for issuance of Notes obtained:	Not Applicable
15		Method of distribution:	Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16		Fixed Rate Note Provisions:	Applicable
	(i)	Rate of Interest:	5.00 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	14 May in each year commencing on 14 May 2008 and ending on the Maturity Date subject to Condition 10(h)(A)
	(iii)	Fixed Coupon Amounts:	NOK 500.00 per NOK 10,000 in nominal amount and NOK 2,500.00 per NOK 50,000 in nominal amount
	(iv)	Broken Amount:	Not Applicable
	(v)	Day Count Fraction (Condition 1(a)):	Actual/Actual-ICMA
	(vi)	Determination Date(s) (Condition 1(a)):	Not Applicable
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17		Floating Rate Provisions:	Not Applicable
18		Zero Coupon Note Provisions:	Not Applicable
19		Index Linked Interest Note	Not Applicable

	Provisions:	
20	Equity Linked Interest Note Provisions:	Not Applicable
21	Dual Currency Note Provisions:	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	Call Option:	Not Applicable
23	Put Option:	Not Applicable
24	Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note:	NOK 10,000 per Note of NOK 10,000 Specified Denomination and NOK 50,000 per Note of NOK 50,000 *Specified Denomination*
25	Final Redemption Amount (Equity Linked Redemption Notes):	Not Applicable
26	Final Redemption Amount (Index Linked Redemption Notes):	Not Applicable
27	Early Redemption Amount:	
	(i) Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 13) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	*As set out in the Conditions*
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii) Unmatured Coupons to *become void upon* early redemption (Bearer Notes only) (Condition 10(f)):	Yes
	(iv) Early Redemption Amount of each Note payable on redemption following Nationalisation, Delisting or Insolvency (Condition 7(g)) and/or a Merger Event or Tender Offer (Condition 8(c)):	*Not Applicable*

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	*Form of Notes:*	Bearer Notes
	Temporary or permanent Global Note/Certificate:	Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note Upon issue of the temporary Global Note, the temporary ISIN Code, Common Code and German WKN-code will be those set out in paragraphs 11(i)(a), 11(ii)(a) and 11(iv)(a) of Part B of these Final Terms. Upon exchange of the temporary Global Note for the permanent Global Note, the Notes will be consolidated with and form a single series with the Issuer's NOK 500,000,000 5.00 per cent. Fixed Rate Notes 2007 due 14 May 2010 issued on 27 February 2007, and the ISIN Code, Common Code and German WKN-code will be those set out in paragraphs 11(i)(b), 11(ii)(b) and 11(iv)(b) of Part B to these Final Terms.
29	Financial Centre(s) (Condition 10(h)) or other special provisions relating to payment dates:	Oslo and TARGET subject to Condition 10(h)(A)
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: *amount of each payment* comprising the Issue Price and date on which each payment is to be *made and consequences (if any)* of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to *Instalment Notes:* Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	Not Applicable

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	**Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International)** Thames Court One Queenhithe London EC4V 3RL *United Kingdom* **Deutsche Bank AG, London Branch** Winchester House 1 Great Winchester Street London EC2N 2DB *United Kingdom*
	(ii)	Stabilising Manager (if any):	Deutsche Bank AG, London Branch
	(iii)	Managers' Commission:	Combined management and underwriting commission of 0.125 per cent. and selling concession of 1.000 per cent., in each case of the Aggregate Nominal Amount
37		If non-syndicated, name and *address of Dealer:*	Not Applicable
38		Applicable TEFRA exemption:	D Rules
39		Additional selling restrictions:	Not Applicable
40		Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of NOK 1.00: Euro 0.127255, producing a sum of (for Notes not denominated in Euro):	Euro 63,627,500
43	In the case of Notes listed on *Eurolist by Euronext Amsterdam* N.V.:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 110,000,000,000 Global Medium-Term Note Programme of the Issuer.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

Duly authorised

PART B – OTHER INFORMATION

1 LISTING

(i) Listing:	Luxembourg
(ii) Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Official List of the Regulated Market of the Luxembourg Stock Exchange with effect from 30 January 2008.
(iii) Estimate of total expenses related to admission to trading:	Euro 1,230

2 RATING

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd:	AA+

As defined by Standard & Poor's, an AAA rating means that the Notes has the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its *financial commitment* on the obligation is extremely strong. As defined by Moody's an *Aaa rating means that the Notes are judged* to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 NOTIFICATION

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided each of the *Commission bancaire, financière et des assurances (CBFA)* in Belgium, *Epitroph Kefalaiagoras* in Greece, *Comisión Nacional del Mercado de Valores (CNMV)* in Spain, *Autorité des marchés financiers (AMF)* in France, Irish Financial Regulatory Authority in Ireland, *Commissione Nazionale per le Società e la Borsa (CONSOB)* in Italy, *Kredittilsynet* in Norway, Financial Market Authority (FMA) in Austria, *Rahoitustarkastus* in Finland, *Finansinspektionen* in Sweden, Financial Services Authority (FSA) in United Kingdom, *Commission de surveillance du secteur financier* in Luxembourg, the *Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin)* in Germany, the *Komisja Papierów Wartosciowych I Gield* in Poland and *Finanstilsynet* in Denmark with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such action has been taken.

4 INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE OFFER

Save for any commission payable to the Dealers as set out in item 36(iii) of Part A of these Final Terms, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES

(i)	Reasons for the offer:	Banking business
(ii)	Estimated net proceeds	NOK 513,827,868.85 (*including 261 days' accrued interest*)
(iii)	Estimated total expenses:	NOK 5,625,000 (comprising selling concession and combined management and underwriting commission only)

6 YIELD

Indication of yield: 4.826 per cent. per annum

This is the yield-to-maturity and is calculated as the rate of return anticipated on the Notes as if they will be held until the Maturity Date. The calculation of the yield-to-maturity takes into account the Issue Price of the Notes, the Aggregate Nominal Amount of the Notes, the Rate of Interest and the time to Maturity. It is also assumed that all coupons are reinvested at the same rate.

The yield is calculated at the Issue Date on the basis of the Issue Price of the Notes. It is NOT an indication of future yield.

7 HISTORIC INTEREST RATES

Not Applicable

8 PERFORMANCE OF INDEX/FORMULA, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE UNDERLYING.

Not Applicable

9 PERFORMANCE OF RATES OF EXCHANGE AND EXPLANATION OF EFFECT ON VALUE OF INVESTMENT

Not Applicable

10 PERFORMANCE OF UNDERLYING, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND INFORMATION CONCERNING THE UNDERLYING

Not Applicable

11 OPERATIONAL INFORMATION

(i)	(a) Temporary ISIN Code:	XS0340425510
	(b) Permanent ISIN Code:	XS0288025447
(ii)	(a) Temporary Common Code:	034042551
	(b) Permanent Common Code:	028802544
(iii)	Fondscode:	Not Applicable
(iv)	(a) Temporary German WKN-code:	A0TPVP
	(b) Permanent German WKN-code:	A0LNH1
(v)	Private Placement number	Not Applicable
(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(vii)	Delivery:	Delivery against payment
(viii)	Names and addresses of additional Paying/Deliver Agent(s) (if any):	Not Applicable
(ix)	Names (and addresses) of Calculation Agent(s) (if different from Coöperatieve Centrale Raiffeisen - Boerenleenbank B.A. (Rabobank International)):	Not Applicable

12 General

(i)	Time period during which the offer is open:	Not Applicable
(ii)	Description of the application process:	Not Applicable
(iii)	Description of possibility to reduce subscriptions:	Not Applicable
(iv)	Manner for refunding excess amount paid by applicants:	Not Applicable
(v)	Minimum and/or maximum amount of application:	Not Applicable

(vi)	Method and time limit for paying up the securities and for delivery of the securities:	Not Applicable
(vii)	Manner and date in which results of the offer are to be made public:	Not Applicable
(viii)	Procedure for exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised:	Not Applicable

FINAL TERMS

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND)

(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND) AUSTRALIA BRANCH

(Australian Business Number 70 003 917 655)

(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND) SINGAPORE BRANCH

(Singapore Company Registration Number F03634W)

(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

EUR 110,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 1833A
TRANCHE NO.: 1

EUR 11,317,000 Robeco Sage-Transtrend Bond (EUR) due 31 January 2015

Issue Price: 100 per cent.

Dealer:

Robeco Direct N.V.

The date of these Final Terms is 29 January 2008

These Final Terms contain provisions relating to the Notes to be issued by Rabobank Nederland. The return of principal on the Notes is partly linked to Robeco-Sage Capital International II, Ltd. (EUR), a Cayman Islands exempted company, and Robeco Multi Market SPC, Segregated Portfolio Series D., an entity established in the Cayman Islands, in respect of which more information is contained in the Prospectus of Robeco- Sage Capital International II, Ltd. (EUR) (the "Prospectus") and the Amended and Restated Offering Memorandum dated 16 July 2004 and the Supplemental Offering Memoranda dated 22 December 2006 of Robeco Multi Market SPC, Segregated Portfolio Series D. (together, the "**Offering Memorandum**"), Both the Prospectus and the Offering Memorandum are at request, in a limited number, free of charge available at the office of the Dealer. The Noteholders are deemed to be fully aware of the contents thereof.

Unless the context otherwise requires, terms and expressions used herein or in the Conditions and which are not defined herein or the Conditions shall have the respective meanings given to them in the Prospectus and the Offering Memorandum, as applicable. The Prospectus and the Offering Memorandum do not constitute an offer or an invitation by, or on behalf of the Issuer, Robeco Sage Capital International II, Ltd. (EUR) Robeco Multi Market SPC, or any other entity mentioned herein to subscribe for or purchase any of the shares of Robeco Sage Capital International II, Ltd (EUR) or Robeco Multi Market SPC (each an "**Underlying Fund**").

Noteholders are deemed to have sufficient knowledge, experience and professional advice to make (and have made and will continue to make) their own legal, financial, tax, accounting and other business evaluations of the merits and risks and suitability of investment in the Notes and are deemed to have represented that they are not relying on the views of the Issuer in that regard.

The Issuer and the Dealer reserve the right to withdraw the offering, extend or reduce the offer period, postpone the Issue Date or reduce or increase the Aggregate Nominal Amount of Notes offered hereby at any time prior to the Issue Date. The Issuer and the Dealer further reserve the right not to take any subscriptions into consideration or allot only a part of a subscription amount.

THESE FINAL TERMS DO NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY NOTES OTHER THAN THE NOTES TO WHICH THEY RELATE OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOTES BY ANY PERSON IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THESE FINAL TERMS NOR ANY SALE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE ISSUER OR THE ISSUER(S) OF THE UNDERLYING SECURITIES SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THIS DATE.

THE DISTRIBUTION OF THESE FINAL TERMS AND THE OFFERING, SALE AND DELIVERY OF THE NOTES IN CERTAIN JURISDICTIONS MAY BE RESTRICTED BY LAW. PERSONS INTO WHOSE POSSESSION THESE FINAL TERMS COME ARE REQUIRED BY THE ISSUER TO INFORM THEMSELVES ABOUT AND TO OBSERVE ANY SUCH RESTRICTIONS. FOR A FURTHER DESCRIPTION OF CERTAIN RESTRICTIONS ON THE OFFERING AND SALE OF THE SERIES, SEE "PLAN OF DISTRIBUTION" IN THE OFFERING CIRCULAR AS SUPPLEMENTED OR AMENDED BY THESE FINAL TERMS.

STRUCTURED NOTES ARE SOPHISTICATED INSTRUMENTS WHICH CAN INVOLVE A HIGH DEGREE OF RISK AND ARE INTENDED FOR SALE ONLY TO THOSE INVESTORS CAPABLE OF UNDERSTANDING THE RISKS ENTAILED IN SUCH INSTRUMENTS.

POTENTIAL PURCHASERS OF THE NOTES SHOULD BE AWARE THAT THE REDEMPTION AMOUNT OF THE NOTES AT MATURITY IS PARTLY LINKED TO THE VALUE OF EQUITY SECURITIES. MOVEMENTS IN THE VALUE OF THE EQUITY SECURITIES MAY ADVERSELY AFFECT THE VALUE OF THE NOTES. NEVERTHELESS, IN NO CIRCUMSTANCES MAY THE NOTES BE REDEEMED AT LESS THAN PAR.

POTENTIAL PURCHASERS OF THE NOTES SHOULD ALSO BE AWARE THAT

HOLDERS OF THE NOTES WILL BE EXPOSED TO DIFFERENT KINDS OF RISK, INCLUDING, BUT NOT LIMITED TO INTEREST RATE RISK, CREDIT RISK, MARKET RISK AND CURRENCY RISK.

THE ISSUER HAS MADE NO INVESTIGATION INTO THE TREATMENT OF THE NOTES BY THE TAX AUTHORITIES OF ANY COUNTRY. INVESTORS ARE STRONGLY ADVISED TO TAKE THEIR OWN TAX ADVICE.

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular (the 'Offering Circular') dated May 14, 2007 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the 'Prospectus Directive'). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular, as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg and Amsterdam and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1.	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2.	(i)	Series Number:	1833A
	(ii)	Tranche Number	1
3.	Specified Currency or Currencies:		Euro ("EUR")
4.	Aggregate Nominal Amount:		
	(i)	Series:	EUR 11,317,000
	(ii)	Tranche:	EUR 11,317,000
5.	Issue Price:		100 per cent. of the Specified Denomination
6.	Specified Denomination:		EUR 1,000
7.	(i)	Issue Date:	31 January 2008
	(ii)	Interest Commencement Date (if *different from the Issue Date*):	Not Applicable
8.	Maturity Date:		31 January 2015, subject to the timely receipt of the redemption proceeds of Entity A and Entity B. In case these redemption proceeds are received after 31 January 2015, the Maturity Date will be

		the first Business Day that is reasonably practicable for payment after the receipt of these proceeds, but in no event later than 28 February 2015.
9.	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)	No
10.	Interest Basis:	Not Applicable
11.	Redemption/Payment Basis:	Equity Linked Redemption
12.	Change of Interest or Redemption/ Payment Basis:	Not Applicable
13.	Put/Call Options:	Not Applicable
14.	(i) Status of the Notes:	Senior
	(ii) Date approval for issuance of Notes obtained:	Not Applicable
15.	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16.	**Fixed Rate Note Provisions**	Not Applicable
17.	**Floating Rate Provisions**	Not Applicable
18.	**Zero Coupon Note Provisions**	Not Applicable
19.	**Index Linked Interest Note Provisions**	Not Applicable
20.	**Equity Linked Interest Note Provisions**	Not Applicable
21.	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22.	**Call Option**	Not Applicable
23.	**Put Option**	Not Applicable
24.	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note**	Not Applicable
25.	**Final Redemption Amount (Equity Linked Redemption Notes)**	Applicable, subject to Appendix I
	(i) Underlying Securities and/or Formula for calculating the Equity Linked Redemption Amount:	Means shares in Entity A and/or Entity B as defined in Appendix I. Equity Linked Redemption Amount means the Redemption *Amount as defined in Appendix I*
	(ii) Calculation Agent responsible for calculating the Equity Linked Redemption Amount:	Robeco Institutional Asset Management B.V. Coolsingel 120, Rotterdam, The Netherlands
	(iii) Basket:	*Not Applicable*
	(iv) Determination Date for determining the Equity Linked	The date on which the final Official Note Value is determined which is expected to be on or around

	Redemption Amount	30 January 2015
(v)	Underlying Securities Amount:	Not Applicable
(vi)	Valuation Time:	Not Applicable
(vii)	Equity Valuation Date:	Means the last Business Day of December 2014
(viii)	Presentation Date:	Not Applicable
(ix)	Company	See Appendix I
(x)	ISIN Code/Common Code:	Not Applicable
(xi)	Business Centre:	Not Applicable
(xii)	Clearing System:	Not Applicable
(xiii)	Potential Adjustment Event:	Applicable
(xiv)	Merger Event:	Applicable
(xv)	Tender Offer:	Applicable
(xvi)	Nationalisation:	Applicable
(xvii)	De-Listing:	Not Applicable
(xviii)	Insolvency:	Applicable
(xix)	Additional Disruption Events:	Not Applicable
(xx)	Change in Law:	Applicable
(xxi)	Conversion Right:	Not Applicable
(xxii)	Reverse Conversion Right:	Not Applicable
(xxiii)	Clearing system through which Underlying Securities Amount may be delivered upon redemption:	Not Applicable
(xxiv)	Exchange:	Not Applicable
(xxv)	Related Exchange(s):	Not Applicable
(xxvi)	Physical Settlement by delivery of Underlying Securities Amount:	Not Applicable
(xxvii)	*Such other additional terms or provisions as may be required:*	See Appendix I
(xxviii)	Delivery Agent:	Not Applicable

26. Final Redemption Amount (Index Linked Redemption Notes) — Not Applicable

27. Early Redemption Amount

(i)	Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 13) and/or the method	Means an amount equal to the Minimum Redemption Amount increased by a surplus amount, if any, relating to the unwinding of the hedging positions related to the Notes. For the avoidance of doubt, the amount obtained when

	of calculating the same (if required or if different from that set out in the Conditions):	multiplying the Buffer, as defined in Appendix I, with the Specified Denomination calculated on the date on which Condition 7(c) and/ or Condition 13 has occurred, will be deducted from any such surplus amount;
(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	No
(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(f)):	Not Applicable
(iv)	Early Redemption Amount of each Note payable on redemption following Nationalisation, Delisting or Insolvency (Condition 7(g)) or an Additional Disruption Event (Condition 7(h)) or an Index Modification, Index Cancellation or index Disruption (Condition 7(i)) and/or a Merger Event or Tender Offer (Condition 8(c)):	Means an amount equal to the then current net asset value of the Notes as calculated by the Calculation Agent in its sole discretion. For the avoidance of doubt, the amount obtained when multiplying the Buffer with the Specified Denomination calculated on the date on which Condition 7(g) has occurred, and any costs associated with the unwinding of the hedging positions related to the Notes, will be deducted from such amount;

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28.	***Form of Notes***	Bearer Notes Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
29.	Financial Centre(s) (Condition 10(h)) or other special provisions relating to payment dates:	Amsterdam, Condition 10(h) A applies
30.	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31.	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable

32.	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33.	Redenomination, renominalisation and reconventioning provisions	Not Applicable
34.	Consolidation provisions:	Not Applicable
35.	Other terms or special conditions:	So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

36.	(i) If syndicated, names and addresses of Managers and underwriting commitments:	Not Applicable
	(ii) Stabilising Manager(s) (if any):	Not Applicable
	(iii) Managers' Commission:	Not Applicable
37.	If non-syndicated, name and address of Dealer:	Robeco Direct N.V., Coolsingel 120, Rotterdam, The Netherlands
38.	Applicable TEFRA exemption:	D Rules
39.	Additional selling restrictions:	Applicable Except for the Netherlands, the Notes may not be offered to the public within the European Economic Area
40.	Subscription period:	Not Applicable

GENERAL

41.	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42.	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 1, producing a sum of (for Notes not denominated in Euro):	Not Applicable
43.	In the case of Notes listed on Eurolist by Euronext Amsterdam N.V.:	Not Applicable

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	None
(ii)	Admission to Trading:	No application for admission to trading has been made
(iii)	*Estimate of total expenses related to admission to trading:*	*Not Applicable*

2 Ratings

Rating: The Notes to be issued have been rated:

		S&P:	AAA
		Moody's:	Aaa
		Fitch Ratings Ltd.:	AA+
		As defined by Moody's, an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch, an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events. As defined by Standard & Poor's, an AAA rating means that the Notes have the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong.	

3 Notification

Not Applicable

4 Interests of natural and legal persons involved in the issue/offer

Save as disclosed in the Offering Circular and save for any fees payable to the Dealer, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

The Dealer has the intention to pay an upfront distribution fee to distributors of up to 0.50 percent of the Specified Denomination of the Notes sold through such distributor up to an amount of EUR 10,417,000 and an upfront distribution fee of 2.00 percent of the Specified Denomination of the Notes sold through such distributor for the amount in excess of EUR 10,417,000, and an annual fee of up to 0.50 percent on the exposure to the underlying investment strategies.

5 Reasons for the offer, estimated net proceeds and total expenses

(i) Reasons for the offer: General corporate purposes

(ii)	Estimated net proceeds	EUR 11,317,000
(iii)	Estimated total expenses:	Not Applicable

6 Yield [Fixed Rate Notes Only)

Not Applicable

7 Historic Interest rates *(Floating Rate Notes only)*

Not Applicable

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying *(Index-Linked Notes only)*

Not Applicable

9 Performance of rate[s] of exchange and explanation of effect on value of investment *(Dual Currency Notes only)*

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying (Equity-Linked Notes only)

Both the Prospectus and the Offering Memorandum are at request, in a limited number, free of charge available at the office of the Dealer.

11 Operational Information

(i)	*Intended to be held in a manner* which would allow Eurosystem eligibility:	Not Applicable
(ii)	ISIN Code:	XS0343669262
(iii)	Common Code:	034366926
(iv)	Fondscode:	Not Applicable
(v)	German WKN-code:	Not Applicable
(vi)	Private Placement number	Not Applicable
(vii)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable

(i)	The Depository Trust Company	Not Applicable
(viii)	Delivery:	Delivery against payment
(ix)	Names and addresses of additional Paying/ Delivery Agent(s) *(if any)*:	Not Applicable
(x)	Names (and addresses) of Calculation Agent(s) (if different from Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International))	Robeco Institutional Asset Management B.V., Coolsingel 120, Rotterdam, The Netherlands

General

(i)	Time period during which the offer is open:	Not Applicable
(ii)	Description of the application process:	Not Applicable
(iii)	Description of possibility to reduce subscriptions:	Not Applicable
(iv)	Manner for refunding excess amount paid by applicants:	Not Applicable
(v)	Minimum and/or maximum amount of application:	Not Applicable
(vi)	Method and time limit for paying up the securities and for delivery of the securities:	Not Applicable
(vii)	Manner and date in which results of the offer are to be made public:	Not Applicable
(viii)	Procedure for exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised:	Not Applicable

Appendix I

1. Interpretation and Definitions

Unless the context otherwise requires, terms and expressions used herein or in the Conditions and which are not defined herein or in the Conditions shall have the respective meanings given to them in the Prospectus of Robeco- Sage Capital International II, Ltd (EUR), dated April 2007, and the Amended and Restated Offering Memorandum dated 16 July 2004 and the Supplemental Offering Memoranda dated 22 December 2006 of Robeco Multi Market SPC, Segregated Portfolio Series D.

The following terms shall have the following meaning:

"Aggregate Haircut Deduction" means a percentage imposed according to Schedule I, due to the occurrence of any of the events listed thereon;

"Allocation Algorithm Manager" means Robeco Bank Holding (a trade name of Robeco Direct N.V.);

"Allocation Process" means the process described in section 3 of this Appendix I;

"Applicable Interest Rate" means, on any Business Day, in case the Cash Component is a positive value: the then applicable funding level of Robeco Direct N.V. (the "Funding Level") minus 25 basis points per annum (ACT/360), or in case the Cash Component is a negative value: the Funding Level plus 25 basis points per annum (ACT/360).

The current Funding Level is equal to one (1) month Euribor. The Allocation Algorithm Manager shall have the sole discretion to change the Funding Level in case of a revision of the funding rate of Robeco Direct N.V;

"Bond Floor" means, at any Business Day, the present value of the Minimum Redemption Amount of each Note as calculated by the Allocation Algorithm Manager in its sole discretion. The value shall be based on the offer side of the relevant funding rate in EUR of the Issuer;

"Buffer" means an amount calculated in accordance with the following formula:

$$MAX\left[0, C*\left(1-\frac{T}{365*7}\right)\right]$$

Where:

"C" means three percent (3%); and

"T" means the actual number of days which have elapsed since, but excluding, the Issue Date;

"Cash Component" means, on any Business Day, the value of a notional deposit facility per Note provided by the Allocation Algorithm Manager (based on principal and accrued interest).

The value of the Cash Component will accrue on a daily basis with the Applicable Interest Rate. The value of the Cash Component will decrease on a daily basis with the Gap Risk Fee and the Management Fee.

For the avoidance of doubt, any amount receivable or payable (e.g. as a result of a redemption of shares of Entity A or B), will be incorporated in the value of the Cash Component but no interest will accrue on this.

The value of the Cash Component shall be calculated by the Allocation Algorithm Manager in its sole discretion;

"Distance" means, on any Business Day the Underlying Unit Value divided by the Specified Denomination minus the Bond Floor minus the Buffer as calculated by the Allocation Algorithm Manager in its sole discretion;

"Downward Exposure Adjustment Entity A" means, as of any Business Day, the higher of:

i) Holding Amount Entity A minus Scheduled Holding Amount Entity A, and

ii) zero.

"Entity A" means Robeco-Sage Capital International II, Ltd. (EUR), a Cayman Islands exempted company;

"Entity A Final Redemption Date" means 31 December 2014;

"Entity A Redemption Observation Date" means any Business Day falling two Business Days prior to 95 calendar days before the last Business Day of each quarter;

"Entity A Subscription Observation Date" means Any Business Day falling 7 Business Days before the last Business Day of each month;

"Entity B" means Robeco Multi Market SPC, Segregated Portfolio Series D., an entity established in the Cayman Islands;

"Entity B Final Redemption Date" means 31 December 2014;

"Exposure Adjustment Entity B" means, as of any Business Day, Scheduled Holding Amount Entity B minus Holding Amount Entity B;

"Gap risk Fee" means 1% p.a. on the sum of Holding Amount Entity A and Holding Amount Entity B, calculated (ACT/365) and taken out of the Cash Component on a daily basis;

"Holding Amount Entity A" means as of any Business Day after the Initial Investment Date, Holding Amount Entity A on the previous Business Day multiplied by the Indicative Return Factor Entity A, plus any Upward Exposure Adjustment Entity A and minus any Downward Exposure Adjustment Entity A, that have become effective according to the Allocation Process since the previous Business Day;

"Holding Amount Entity B" means as of any Business Day after the Initial Investment Date, Holding Amount Entity B on the previous Business Day multiplied by the Indicative Return Factor Entity B, and plus or minus any Exposure Adjustments Entity B that have become effective according to the Allocation Process since the previous Business Day;

"Initial Investment Date" means 1 February 2008;

"Interest Rate Swap" means a synthetic interest rate swap with a notional amount equal to fifty percent (50%) of the nominal amount per Note, where 6 month's Euribor (ACT/360) is paid on a semi-annual basis and a fixed rate (equal to the 7 year's EUR Swap rate on or around the Issue Date) is received on a semi-annual basis (30/360) approximately, with an effective date equal to the Issue Date and with a termination date equal to the last Business Day of December 2014;

"Indicative Return Factor Entity A" means, as of any Business Day, the indicative NAV of Entity A as of that Business Day (determined by the Allocation Algorithm Manager in its sole discretion) divided by the indicative NAV of Entity A as of the previous Business Day (determined by the Allocation Algorithm Manager in its sole discretion);

"Indicative Return Factor Entity B " means, as of any Business Day, the indicative NAV of Entity B as of that Business Day (determined by the Allocation Algorithm Manager in its sole discretion) divided by the indicative NAV of Entity B as of the previous Business Day (determined by the Allocation Algorithm Manager in its sole discretion);

"Knock-out Event" means an event that occurs in case of (i) the Distance falling below a level of four and a half percent (4.5%), or (ii) any of the events listed in Schedule II. In such case, the Scheduled Holding Amount Entity A and Scheduled Holding Amount Entity B shall be set at zero for the remainder of the life of the Notes;

"Management Fee" means 0.40% p.a. on the Specified Denomination, calculated (ACT/365) and taken out of the Cash Component on a daily basis;

"Maximum Total Target Allocation" means 180% of the Underlying Unit Value;

"Minimum Redemption Amount" means 100% of the Specified Denomination of the relevant Note;

"NAV" means net asset value;

"Official Note Value" means the official month end value as calculated by the Calculation Agent in its sole discretion. The Official Note Value shall be based on the official values of the components comprising the Underlying Unit;

"Redemption Amount" means for each Note, subject to the occurrence of a Knock-out Event (after which the Knock-out Redemption Amount will be payable at maturity), the higher of:

(i) The Official Note Value of 31 December 2014, whereby the Cash Component is adjusted for any accrued interest or borrowing costs and Management Fee in accordance with its terms in the period starting, and including, 1 January 2015 and ending on, but excluding, the Maturity Date as calculated by the Calculation Agent in its sole discretion, and
(ii) The Minimum Redemption Amount

"Segregated Portfolio D Multiple" *means three (3) as at close of any Business Day*, subject to any adjustments in accordance with the Supplemental Offering Memorandum dated 22 December 2006 in respect of Segregated Portfolio D of Robeco Multi Market SPC corresponding to the Class D ordinary shares;

"Scheduled Entity A Multiple" means 4.5, subject to the occurrence of a Knock-out Event;

"Scheduled Holding Amount Entity A" means, on any Business Day, subject to the occurrence of a Knock-out Event and subject to a minimum of zero, the lower of:

(i) (Distance – the Aggregate Haircut Deduction) * 2/3 * Scheduled Entity A Multiple; and
(ii) Maximum Total Target Allocation * 75%

"Scheduled Holding Amount Entity B" means, on any Business Day, subject to the occurrence of a Knock-out Event and subject to a minimum of zero; the lower of:

(i) Distance * 1/3
(ii) the quotient of (a) Maximum Total Target Allocation * 25%, and (b) Segregated Portfolio D Multiple; and
(iii) Distance minus the quotient of (a) Holding Amount Entity A, and (b) Scheduled Entity A Multiple;

"Underlying Unit Value" means, as of any Business Day, the sum of:

(i) Holding Amount Entity A as of that Business Day;
(ii) Holding Amount Entity B as of that Business Day;
(iii) the value of the Cash Component as of that Business Day; and
(iv) the value of the Interest Rate Swap as of that Business Day;

"Upward Exposure Adjustment Entity A" means, as of any Business Day, the higher of:

i) Scheduled Holding Amount Entity A minus Holding Amount Entity A, and
ii) zero;

2. **Liquidity**

There is no guarantee that a secondary market for the Notes will develop. Even if such a market should develop there can be no assurance as to the volume of transactions on that market. The Dealer may act as one of the participants on such a market. When the Dealer is the purchasing party on such a market it may apply an exit fee with respect to the Notes as set out in the schedule hereafter (the **"Exit Fee"**):

Transaction occurring:	**Exit Fee**
On or prior to 31 January 2009	3.00%
On or prior to 31 January 2010 but after 31 January 2009	2.57%
On or prior to 31 January 2011 but after 31 January 2010	2.14%
On or prior to 31 January 2012 but after 31 January 2011	1.71%
On or prior to 31 January 2013 but after 31 January 2012	1.29%
On or prior to 31 January 2014 but after 31 January 2013	0.86%
After 31 January 2014	0.43%

3. **Allocation Process**

On the Initial Investment Date, the amount allocated to Entity A and Entity B will be as calculated by the Allocation Algorithm Manager in its sole discretion.
It is expected that on the Initial Investment Date Holding Amount Entity A will be approximately 65% and that Holding Amount Entity B will be approximately 7%.

At any Entity A Redemption Observation Date, the Allocation Algorithm Manager will determine the Downward Exposure Adjustment Entity A and the Exposure Adjustment Entity B.

With respect to Entity A, if so required, the Allocation Algorithm Manager will, on a best effort basis, ascertain that Holding Amount Entity A will be reduced by the Downward Exposure Adjustment Entity A per the first possible redemption date of Entity A.

With respect to Entity B, if so required, the Allocation Algorithm Manager will, on a best effort basis ascertain that Holding Amount Entity B will be adjusted by the Exposure Adjustment Entity B as soon as is reasonably practical after the Entity A Redemption Observation Date.

At any Entity A Subscription Observation Date, the Allocation Algorithm Manager will determine the Upward Exposure Adjustment Entity A and Exposure Adjustment Entity B.
With respect to Entity A, if so required, the Allocation Algorithm Manager will, on a best effort basis, ascertain that Holding Amount Entity A will be increased by the Upward Exposure Adjustment Entity A per the first possible subscription date of Entity A.

With respect to Entity B, if so required, the Allocation Algorithm Manager will, on a best effort basis ascertain that Holding Amount Entity B will be adjusted by the Exposure Adjustment Entity B as soon as is reasonably practical after the Entity A Subscription Observation Date.

In respect of the Final Redemption Date, the total Holding Amount Entity A and Holding Amount Entity B will be redeemed by the Allocation Algorithm Manager.

4. **Knock-out Event**

Following the occurrence of a Knock-out Event the Noteholder will receive at maturity an amount equal to the Minimum Redemption Amount increased by a surplus amount, if any, relating to the unwinding of the hedging positions related to the Notes, and decreased by the Management Fees for the relevant period between the occurrence of the Knock-out Event and the Maturity Date (the **"Knock-out Redemption Amount"**). Under no circumstance will the Knock-out Redemption Amount be less than the Minimum Redemption Amount.

SCHEDULE I: HAIRCUT DEDUCTION SCHEDULE

"**Investment Test Report**" means the investment test report provided by the Fund Manager of Entity A to the Allocation Algorithm Manager from time to time as described in this Haircut Deduction Schedule;

"**Fund Manager**" means Robeco Investment Management, Inc.;

"**Official Entity A NAV**" means the aggregate official net asset value of the shares of Entity A, as calculated by the administrator of Entity A.

Investment Tests and Reporting Requirements

The Allocation Algorithm Manager will monitor compliance with the following tests (the "**Investment Tests**").

In the event of non-compliance with any of the Investment Tests, the Allocation Algorithm Manager, will determine the "**Aggregate Haircut Deduction**" which is the aggregate of all applicable haircut deductions applied in accordance with the tables set out below (each a "**Haircut Deduction**").

The Allocation Algorithm Manager may, in its sole discretion, decide to waive any particular Haircut Deduction, in which case (i) such Haircut Deduction shall not be applied as described in the immediately following paragraph and (ii) such Haircut Deduction shall not be included in the determination of the Aggregate Haircut Deduction.

Each Haircut Deduction will operate by: (a) the immediate imposition of the specified haircut where a requirement is satisfied with; and (b) a subsequent haircut imposed at the level specified and by reference to the factor by which the requirement has not been satisfied. There is no cap on, or maximum number of, Haircut Deductions that can be applied.

Strategy Diversification

Strategy	**Max. per cent. of Official Entity A NAV**	**Haircut Deduction**
Active Trading	60 per cent.	2 per cent. +1 per cent. per 5 per cent. excess
Event Driven	50 per cent.	2 per cent. +1 per cent. per 5 per cent. excess
Long/Short Equity	60 per cent.	2 per cent. +1 per cent. per 5 per cent. excess

Diversification by Manager

	Constraint	**Haircut Deduction**
Minimum number of Managers in portfolio	10 x (1 - Cash per cent.)	3 per cent. + 1 per cent. per manager below the Constraint
Max per cent. to the Manager with the largest allocation	20 per cent.	3 per cent. + 1 per cent. per 5 per cent. Excess
Max per cent. allocated to the 3 Managers with the aggregate largest allocation	35 per cent.	3 per cent. + 1 per cent. per 5 per cent. excess

"**Cash per cent**" means the amount of cash held by Entity A from time to time, expressed as a percentage of the Official Entity A NAV. For the avoidance of doubt, the use of leverage in Entity A, if any, should be considered as negative cash.

Hedge Fund Diversification

	Constraint	**Haircut Deduction**
Minimum number of funds	15 x (1 - Cash per cent.)	1 per cent. + 2 per cent. per fund below the Constraint
Max per cent. in any fund	10 per cent.	1 per cent. + 1 per cent. per 2 per cent. Excess
Max per cent. in the 10 largest funds	85 per cent.	2 per cent. +1 per cent. per 3 per cent. excess

Liquidity Profile (excluding Cash per cent.)

	Minimum Liquidity Profile	**Haircut Deduction**
30 calendar days	5 per cent.	3 per cent. + 1 per cent. per 5 per cent. Shortfall
<= 3 Months	50 per cent.	3 per cent. + 1 per cent. per 5 per cent. shortfall
<= 6 Months	60 per cent.	3 per cent. + 1 per cent. per 5 per cent. Shortfall
<= 12 Months	90 per cent.	3 per cent. + 1 per cent. per 5 per cent. Shortfall
<= 24 Months	100 per cent.	3 per cent. + 1 per cent. per 5 per cent. shortfall

"**Minimum Liquidity Profile**" means the longer of (i) the frequency specified in a hedge fund's prospectus or other subscription documents (including side letters); and (ii) the notice period, i.e. the minimum time from receipt of the redemption notice to the redemption date.

Volatility Profile

	Maximum Volatility Profile	**Haircut Deduction**
6m-Rolling Volatility	10 per cent.	2 per cent. per 1 per cent. excess

"**6m-Rolling Volatility**" means the annualized volatility of the daily returns series (derived from the daily estimated net asset value of shares of Entity A) using a six months rolling window.

SCHEDULE II: KNOCK-OUT EVENTS

The occurrence of any of the following events will constitute a "**Knock-out Event**", if not waived by the Allocation Algorithm Manager acting in its sole discretion:

1. the Allocation Algorithm Manager is unable to purchase or redeem such shares of Entity A as a result of suspension as described in the Entity A Prospectus; or

2. the Fund Manager ceases to be affiliated with the Allocation Algorithm Manager; or

3. there is, in the event that the Fund Manager ceases to be affiliated with the Allocation Algorithm Manager, in the sole opinion of the Allocation Algorithm Manager, a material change to the composition, organization or management of Entity A, including, but not limited to, the departure of key personnel; or

4. any of the investment manager, the administrator or custodian of Entity A is replaced, unless, in the sole opinion of the Allocation Algorithm Manager, the relevant replacement is an individual or group of individuals who, or a corporate entity which, is or are reputable and experienced in their field and satisfy the compliance, due diligence and other control procedures of the Allocation Algorithm Manager; or

5. there is a change to any of the main investment objectives, risk profile or investment guidelines of Entity A (as detailed in the Entity A Prospectus) which, in the sole opinion of the Allocation Algorithm Manager, is of a material nature; or

6. the activities of Entity A or of its investment manager are under review by any regulatory body to whose rules it is subject for reasons of any alleged material wrongdoing, material breach of any rule or any regulation or other similar reason; or

7. Entity A is superseded or replaced by a successor fund following a merger or similar event; or

8. any of the investment manager, the administrator or custodian of Entity A loses any license or has any material regulatory authorization revoked or removed for whatever reason; or

9. the Allocation Algorithm Manager has not received, other than for reasons of a technical or operational nature, all of the information that Entity A is required to deliver to the Allocation Algorithm Manager, as agreed between the Allocation Algorithm Manager and the investment manager of Entity A, and such non-receipt has not been cured within 10 Business Days; or

10. the aggregate assets under the management of Entity A fall below USD 20,000,000.

The occurrence of any of the following events will directly constitute a Knock-out Event, without the possibility of being waived by the Allocation Algorithm Manager:

1. Entity A ceases to exist or a petition is made for its winding up, administration or liquidation; or

2. An instruction for compulsory redemption of the shares of the (*Underlying* Fund) has been issued by the Fund Manager or the administrator of Entity A.

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Euro 110,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 1827A
TRANCHE NO: 1

CHF 135,000,000 Floating Rate Notes 2008 due January 29, 2010 (the "Notes")

Issue Price: 100.00 per cent.

CREDIT SUISSE

The date of these Final Terms is January 29, 2008

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular (the 'Offering Circular') dated May 14, 2007 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the 'Prospectus Directive'). This document constitutes the Final Terms of the Notes described herein and must be read in conjunction with the Offering Circular, as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. The Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular and the listing prospectus dated January 29, 2008 prepared by the Issuer in connection with the listing of the Notes on the SWX Swiss Exchange (the "Listing Prospectus"), contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg and Amsterdam and Paris and www.bourse.lu. The Listing Prospectus is available for viewing at, and copies may be obtained from, Credit Suisse, Uetlibergstrasse 231, 8070 Zurich, Switzerland.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	1827A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		Swiss Francs ("CHF")
4	Aggregate Nominal Amount:		
	(i)	Series:	CHF 135,000,000
	(ii)	Tranche:	CHF 135,000,000
5	Issue Price:		100.00 per cent. of the Aggregate Nominal Amount
6	Specified Denominations:		CHF 10,000
7	(i)	Issue Date:	January 31, 2008
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8	Maturity Date:		The Specified Interest Payment Date falling on or nearest to January 29, 2010
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No

10	**Interest Basis:**	**3-month CHF-LIBOR-BBA – 0.04 per cent. Floating Rate** **(further particulars specified below)**
11	**Redemption/Payment Basis:**	**Redemption at par**
12	**Change of Interest or Redemption/ Payment Basis:**	**Not Applicable**
13	**Put/Call Options:**	**Not Applicable**
14	**(i) Status of the Notes:**	**Senior**
	(ii) Date approval for issuance of Notes obtained:	**Not Applicable**
15	**Method of distribution:**	**Non-syndicated**

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**	**Not Applicable**
17	**Floating Rate Note Provisions**	**Applicable**
	(i) Interest Period(s):	**The period from (and including) the Issue Date to (but excluding) the first Specified Interest Payment Date and each subsequent period from (and including) a Specified Interest Payment Date to (but excluding) the next Specified Interest Payment Date**
	(ii) Specified Interest Payment Dates:	**30 April 2008, 31 July 2008, 31 October 2008, 30 January 2009, 30 April 2009, 31 July 2009, 30 October 2009 and 29 January 2010.** **For the avoidance of doubt, there shall be a short last coupon for the Interest Period from (and including) 30 October 2009 to (but excluding) 29 January 2010 ("Short Last Coupon")**
	(iii) Business Day Convention:	**Modified Following Business Day Convention**
	(iv) Business Centre(s) (Condition 1(a)):	**Zurich**
	(v) Manner in which the Rate(s) of Interest is/are to be determined:	**Screen Rate Determination**
	(vi) Interest Period Date(s):	**Not Applicable**
	(vii) Party Responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Calculation Agent):	**Credit Suisse** **Paradeplatz 8** **CH-8001 Zurich** **Switzerland**
	(viii) Screen Rate Determination (Condition 1(a)):	**Applicable**
	Reference Rate:	**3-month CHF-LIBOR-BBA**

		Interest Determination Date:	Two Business Days in London prior to the start of each Interest Period.
		Relevant Screen Page:	Reuters Screen LIBOR02
	(ix)	ISDA Determination (Condition 1(a)):	Not Applicable
	(x)	Margin(s):	Minus 0.04 per cent. per annum
	(xi)	Minimum Rate of Interest:	Not Applicable
	(xii)	Maximum Rate of Interest:	Not Applicable
	(xiii)	Day Count Fraction (Condition 1(a)):	Actual/360 (adjusted)
	(xiv)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	Not Applicable
18	***Zero Coupon Note Provisions***		Not Applicable
19	**Index Linked Interest Note Provisions**		Not Applicable
20	***Equity Linked Interest Note* Provisions**		Not Applicable
21	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note**	CHF 10,000 per Note of CHF 10,000 Specified Denomination
25	**Final Redemption Amount (Equity Linked Redemption Notes)**	Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes)**	Not Applicable

27 Early Redemption Amount

(i)	Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 13) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	As set out in the Conditions
(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	No
(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(f)):	Yes
(iv)	Early Redemption Amount of each Note payable on redemption following Nationalisation, Delisting or Insolvency (Condition 7(g)) or an Additional Disruption Event (Condition 7(h)) or an Index Modification, Index Cancellation or Index Disruption (Condition 7(i)) and/or a Merger Event or Tender Offer (Condition 8(c)):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28 Form of Notes Bearer Notes

New Global Notes: No

The Notes will be represented by a Permanent Global Note (the "**Permanent Global Note**") substantially in the form attached to the supplemental agency agreement dated January 29, 2008 (the "**Supplemental Agency Agreement**") between the Issuer, Credit Suisse in its capacity as the principal Swiss paying agent (the "**Principal Swiss Paying Agent**") and others.

The Permanent Global Note is exchangeable in whole *but not in part for Definitive Notes only (i) if the Principal* Swiss Paying Agent deems the printing of Definitive Notes to be necessary or useful, after approval of the Issuer, or if, under Swiss or any other applicable laws and regulations, the enforcement of obligations under the Notes can only be ensured by means of effective

Definitive Notes or (ii) upon the occurrence of the events set out in the Permanent Global Note. In such cases, the Issuer shall provide, at its own cost and expense, for the printing and delivery of Definitive Notes with Coupons attached in accordance with the rules and regulations of the SWX Swiss Exchange.

The Permanent Global Note shall be deposited with SIS SegaInterSettle AG, the Swiss Securities Services Corporation located in Olten, Switzerland ("**SIS SegaInterSettle AG**", which expression shall include any other clearing institution recognized by the SWX Swiss Exchange) until final redemption of the Notes or the exchange of the Permanent Global Note for Definitive Notes. The Permanent Global Note will document the right to receive principal and interest thereon and all other rights and obligations in connection therewith.

So long as the Notes are represented by the Permanent Global Note, each Noteholder shall be the beneficial holder of an interest in the Permanent Global Note to the extent of the amount (determined on the basis of statements of account provided by SIS SegaInterSettle AG) of their investment therein. In accordance with the regulations of the SWX Swiss Exchange, Noteholders do not have the right to request the printing and delivery of Definitive Notes.

Should the Definitive Notes and Coupons be printed, the Principal Swiss Paying Agent will then exchange the Permanent Global Note against delivery of the Definitive Notes and Coupons and thereupon cancel and return the Permanent Global Note to the Issuer. The Definitive Notes and Coupons will be printed and issued to the holders of beneficial interests in the Permanent Global Note free of charge in exchange of such interests in the Permanent Global Note.

29	Financial Centre(s) (Condition 10(h)) or other special provisions relating to payment dates:	Zurich subject to Condition 10(h)(B) apart from the phrase 'nor to any interest or other sum in respect of such early or postponed payment'.
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No

31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	

(i) Payments:

Payments of principal and interest in respect of the Notes (denominated in Swiss francs) will be made irrespective of any present or future transfer restrictions and without regard to any bilateral or multilateral payment or clearing agreement which may be applicable at the time of such payments in freely disposable Swiss francs without collection costs in Switzerland and without any restrictions and irrespective of nationality, domicile or residence of a Noteholder or Couponholder and without requiring any certification, affidavit or the fulfilment of any other formality.

The receipt by the Principal Swiss Paying Agent of the due and punctual payment of the funds in Swiss francs in Zurich releases the Issuer from its obligation under the Notes and Coupons for the payment of interest and principal due on the respective payment dates to the extent of such payment.

Condition 10(a) shall be construed accordingly.

(ii) Paying Agents:

In respect of the Notes (denominated in Swiss francs), the Issuer will at all times maintain a Paying Agent having a specified office in Switzerland and will at no time maintain a Paying Agent having a specified office outside Switzerland in relation to such Notes.

Condition 10(e) shall be construed accordingly.

(iii) Notices:

So long as the Notes are listed on the SWX Swiss Exchange and so long as the rules of the SWX Swiss Exchange so require, all notices in respect of the Notes will be validly given through the Principal Swiss Paying Agent (i) by means of electronic publication on the

internet website of the SWX Swiss Exchange (www.swx.com); or (ii) by publication in a daily newspaper with national circulation in Switzerland, expected to be the "Neue Zürcher Zeitung", or (iii) otherwise in accordance with the regulations of the SWX Swiss Exchange.

Condition 17 shall be construed accordingly

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	Not Applicable
	(ii)	Stabilising Manager(s) (if any):	Not Applicable
	(iii)	Dealers' Commission:	0.05 per cent. selling concession and combined management and underwriting commission
37		If non-syndicated, name and address of Dealer:	Credit Suisse Paradeplatz 8 CH-8001 Zurich Switzerland
38		Applicable TEFRA exemption:	D Rules
39		Additional selling restrictions:	Not Applicable
40		Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.609091, producing a sum of (for Notes not denominated in Euro):	Euro 82,227,285
43	In the case of Notes listed on Eurolist by Euronext Amsterdam N.V.:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 110,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	SWX Swiss Exchange
(ii)	Admission to Trading:	Application has been made for the Notes to be provisionally admitted to trading on the SWX Swiss Exchange with effect from January 29, 2008.
(iii)	Estimate of total expenses related to admission to trading:	Not Applicable

2 Ratings

Rating: The Notes to be issued have been rated:

S&P: AAA

Moody's: Aaa

Fitch Ratings Ltd: AA+

As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events. As defined by Standard & Poor's, an AAA rating means that the Notes has the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong.

3 Notification

Not Applicable

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular and the Listing Prospectus, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	Banking business
(ii)	Estimated net proceeds	CHF 134,902,500
(iii)	Estimated total expenses:	CHF 97,500 (comprising CHF 30,000 expenses and CHF 67,500 selling concession and combined management and underwriting commission)

6 Yield *(Fixed Rate Notes Only)*

Not Applicable

7 Historic interest rates *(Floating Rate Notes only)*

Details of historic LIBOR rates can be obtained from Reuters Screen LIBOR02.

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying *(Index-Linked Notes only)*

Not Applicable

9 Performance of rate[s] of exchange and explanation of effect on value of investment *(Dual Currency Notes only)*

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying *(Equity-Linked Notes only)*

Not Applicable

11 Operational Information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	No
(ii)	ISIN Code:	CH0036658539
(iii)	Common Code:	033931611
(iv)	Fondscode:	Not Applicable
(v)	German WKN-code:	Not Applicable
(vi)	Private Placement number	Not Applicable
(vii)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	SIS SegaInterSettle AG, the Swiss Securities Services Corporation in Olten, Switzerland Swiss Security Number: 3665853
(i)	The Depository Trust Company	Not Applicable
(viii)	Delivery:	Delivery against payment
(ix)	Names and addresses of additional Paying/ Delivery Agent(s) (if any):	Credit Suisse, Paradeplatz 8, CH-8001 Zurich, Switzerland, shall act as issuing and principal paying agent in Switzerland (the **"Principal Swiss Paying Agent"**) in respect of the Notes. All references in the Terms and Conditions of the Notes to the Fiscal Agent and to the Paying Agent shall be deemed to be references to the Principal Swiss Paying Agent.
(x)	Names (and addresses) of Calculation Agent(s) (if different	Credit Suisse Paradeplatz 8

from Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International)):	CH-8001 Zurich Switzerland

12 General

(i)	Time period during which the offer is open:	Not Applicable
(ii)	Description of the application process:	Not Applicable
(iii)	Description of possibility to reduce subscriptions:	Not Applicable
(iv)	Manner for refunding excess amount paid by applicants:	Not Applicable
(v)	Minimum and/or maximum amount of application:	Not Applicable
(vi)	Method and time limit for paying up the securities and for delivery of the securities:	Not Applicable
(vii)	Manner and date in which results of the offer are to be made public:	Not Applicable
(viii)	Procedure for exercise of any right of pre-emption, the *negotiability of subscription* rights and the treatment of subscription rights not exercised:	Not Applicable

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Euro 110,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 1827A
TRANCHE NO: 1

CHF 135,000,000 Floating Rate Notes 2008 due January 29, 2010 (the "Notes")

Issue Price: 100.00 per cent.

CREDIT SUISSE

The date of these Final Terms is January 29, 2008

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular (the 'Offering Circular') dated May 14, 2007 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the 'Prospectus Directive'). This document constitutes the Final Terms of the Notes described herein and must be read in conjunction with the Offering Circular, as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. The Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular and the listing prospectus dated January 29, 2008 prepared by the Issuer in connection with the listing of the Notes on the SWX Swiss Exchange (the "Listing Prospectus"), contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg and Amsterdam and Paris and www.bourse.lu. The Listing Prospectus is available for viewing at, and copies may be obtained from, Credit Suisse, Uetlibergstrasse 231, 8070 Zurich, Switzerland.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. *A potential investor should not invest in Notes which are complex* financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	1827A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		Swiss Francs ("CHF")
4	Aggregate Nominal Amount:		
	(i)	Series:	CHF 135,000,000
	(ii)	Tranche:	CHF 135,000,000
5	Issue Price:		100.00 per cent. of the Aggregate Nominal Amount
6	Specified Denominations:		CHF 10,000
7	(i)	Issue Date:	January 31, 2008
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8	Maturity Date:		The Specified Interest Payment Date falling on or nearest to January 29, 2010
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No

10	Interest Basis:	3-month CHF-LIBOR-BBA – 0.04 per cent. Floating Rate (further particulars specified below)
11	Redemption/Payment Basis:	Redemption at par
12	Change of Interest or Redemption/ Payment Basis:	Not Applicable
13	Put/Call Options:	Not Applicable
14	(i) Status of the Notes:	Senior
	(ii) Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**	Not Applicable
17	**Floating Rate Note Provisions**	Applicable
	(i) Interest Period(s):	The period from (and including) the Issue Date to (but excluding) the first Specified Interest Payment Date and each subsequent period from (and including) a Specified Interest Payment Date to (but excluding) the next Specified Interest Payment Date
	(ii) Specified Interest Payment Dates:	30 April 2008, 31 July 2008, 31 October 2008, 30 January 2009, 30 April 2009, 31 July 2009, 30 October 2009 and 29 January 2010. For the avoidance of doubt, there shall be a short last coupon for the Interest Period from (and including) 30 October 2009 to (but excluding) 29 January 2010 ("Short Last Coupon")
	(iii) Business Day Convention:	Modified Following Business Day Convention
	(iv) Business Centre(s) (Condition 1(a)):	Zurich
	(v) Manner in which the Rate(s) of Interest is/are to be determined:	Screen Rate Determination
	(vi) Interest Period Date(s):	Not Applicable
	(vii) Party Responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Calculation Agent):	Credit Suisse Paradeplatz 8 CH-8001 Zurich Switzerland
	(viii) Screen Rate Determination (Condition 1(a)):	Applicable
	Reference Rate:	3-month CHF-LIBOR-BBA

		Interest Determination Date:	Two Business Days in London prior to the start of each Interest Period.
		Relevant Screen Page:	Reuters Screen LIBOR02
	(ix)	ISDA Determination (Condition 1(a)):	Not Applicable
	(x)	Margin(s):	Minus 0.04 per cent. per annum
	(xi)	Minimum Rate of Interest:	Not Applicable
	(xii)	Maximum Rate of Interest:	Not Applicable.
	(xiii)	Day Count Fraction (Condition 1(a)):	Actual/360 (adjusted)
	(xiv)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	Not Applicable
18	***Zero Coupon Note Provisions***		Not Applicable
19	**Index Linked Interest Note Provisions**		Not Applicable
20	***Equity Linked Interest Note* Provisions**		Not Applicable
21	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note**	CHF 10,000 per Note of CHF 10,000 Specified Denomination
25	**Final Redemption Amount (Equity Linked Redemption Notes)**	Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes)**	Not Applicable

27 Early Redemption Amount

(i)	Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 13) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	As set out in the Conditions
(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	No
(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(f)):	Yes
(iv)	Early Redemption Amount of each Note payable on redemption following Nationalisation, Delisting or Insolvency (Condition 7(g)) or an Additional Disruption Event (Condition 7(h)) or an Index Modification, Index Cancellation or Index Disruption (Condition 7(i)) and/or a Merger Event or Tender Offer (Condition 8(c)):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28 Form of Notes — Bearer Notes

New Global Notes: — No

The Notes will be represented by a Permanent Global Note (the "**Permanent Global Note**") substantially in the form attached to the supplemental agency agreement dated January 29, 2008 (the "**Supplemental Agency Agreement**") between the Issuer, Credit Suisse in its capacity as the principal Swiss paying agent (the "**Principal Swiss Paying Agent**") and others.

The Permanent Global Note is exchangeable in whole *but not in part for Definitive Notes only (i) if the Principal* Swiss Paying Agent deems the printing of Definitive Notes to be necessary or useful, after approval of the Issuer, or if, under Swiss or any other applicable laws and regulations, the enforcement of obligations under the Notes can only be ensured by means of effective

Definitive Notes or (ii) upon the occurrence of the events set out in the Permanent Global Note. In such cases, the Issuer shall provide, at its own cost and expense, for the printing and delivery of Definitive Notes with Coupons attached in accordance with the rules and regulations of the SWX Swiss Exchange.

The Permanent Global Note shall be deposited with SIS SegaInterSettle AG, the Swiss Securities Services Corporation located in Olten, Switzerland ("**SIS SegaInterSettle AG**", which expression shall include any other clearing institution recognized by the SWX Swiss Exchange) until final redemption of the Notes or the exchange of the Permanent Global Note for Definitive Notes. The Permanent Global Note will document the right to receive principal and interest thereon and all other rights and obligations in connection therewith.

So long as the Notes are represented by the Permanent Global Note, each Noteholder shall be the beneficial holder of an interest in the Permanent Global Note to the extent of the amount (determined on the basis of statements of account provided by SIS SegaInterSettle AG) of their investment therein. In accordance with the regulations of the SWX Swiss Exchange, Noteholders do not have the right to request the printing and delivery of Definitive Notes.

Should the Definitive Notes and Coupons be printed, the Principal Swiss Paying Agent will then exchange the Permanent Global Note against delivery of the Definitive Notes and Coupons and thereupon cancel and return the Permanent Global Note to the Issuer. The Definitive Notes and Coupons will be printed and issued to the holders of beneficial interests in the Permanent Global Note free of charge in exchange of such interests in the Permanent Global Note.

29	Financial Centre(s) (Condition 10(h)) or other special provisions relating to *payment dates:*	Zurich subject to Condition 10(h)(B) apart from the phrase 'nor to any interest or other sum in respect of *such early or postponed payment*'.
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No

31 Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment: Not Applicable

32 Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made: Not Applicable

33 Redenomination, renominalisation and reconventioning provisions: Not Applicable

34 Consolidation provisions: Not Applicable

35 Other terms or special conditions:

(i) Payments: Payments of principal and interest in respect of the Notes (denominated in Swiss francs) will be made irrespective of any present or future transfer restrictions and without regard to any bilateral or multilateral payment or clearing agreement which may be applicable at the time of such payments in freely disposable Swiss francs without collection costs in Switzerland and without any restrictions and irrespective of nationality, domicile or residence of a Noteholder or Couponholder and without requiring any certification, affidavit or the fulfilment of any other formality.

The receipt by the Principal Swiss Paying Agent of the due and punctual payment of the funds in Swiss francs in Zurich releases the Issuer from its obligation under the Notes and Coupons for the payment of interest and principal due on the respective payment dates to the extent of such payment.

Condition 10(a) shall be construed accordingly.

(ii) Paying Agents: In respect of the Notes (denominated in Swiss francs), the Issuer will at all times maintain a Paying Agent having a specified office in Switzerland and will at no time maintain a Paying Agent having a specified office outside Switzerland in relation to such Notes.

Condition 10(e) shall be construed accordingly.

(iii) Notices: So long as the Notes are listed on the SWX Swiss Exchange and so long as the rules of the SWX Swiss Exchange so require, all notices in respect of the Notes will be validly given through the Principal Swiss Paying Agent (i) by means of electronic publication on the

internet website of the SWX Swiss Exchange (www.swx.com), or (ii) by publication in a daily newspaper with national circulation in Switzerland, expected to be the "Neue Zürcher Zeitung", or (iii) otherwise in accordance with the regulations of the SWX Swiss Exchange.

Condition 17 shall be construed accordingly

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	Not Applicable
	(ii)	Stabilising Manager(s) (if any):	Not Applicable
	(iii)	Dealers' Commission:	0.05 per cent. selling concession and combined management and underwriting commission
37	If non-syndicated, name and address of Dealer:		Credit Suisse Paradeplatz 8 CH-8001 Zurich Switzerland
38	Applicable TEFRA exemption:		D Rules
39	Additional selling restrictions:		Not Applicable
40	Subscription period:		Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.609091, producing a sum of (for Notes not denominated in Euro):	Euro 82,227,285
43	In the case of Notes listed on Eurolist by Euronext Amsterdam N.V.:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 110,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	SWX Swiss Exchange
(ii)	Admission to Trading:	Application has been made for the Notes to be provisionally admitted to trading on the SWX Swiss Exchange with effect from January 29, 2008.
(iii)	Estimate of total expenses related to admission to trading:	Not Applicable

2 Ratings

Rating: The Notes to be issued have been rated:

S&P: AAA

Moody's: Aaa

Fitch Ratings Ltd: AA+

As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events. As defined by Standard & Poor's, an AAA rating means that the Notes has the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong.

3 Notification

Not Applicable

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular and the Listing Prospectus, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	Banking business
(ii)	Estimated net proceeds	CHF 134,902,500
(iii)	Estimated total expenses:	CHF 97,500 (comprising CHF 30,000 expenses and CHF 67,500 selling concession and combined management and underwriting commission)

6 **Yield** *(Fixed Rate Notes Only)*

Not Applicable

7 **Historic Interest rates** *(Floating Rate Notes only)*

Details of historic LIBOR rates can be obtained from Reuters Screen LIBOR02.

8 **Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying** *(Index-Linked Notes only)*

Not Applicable

9 **Performance of rate[s] of exchange and explanation of effect on value of investment** *(Dual Currency Notes only)*

Not Applicable

10 **Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying** *(Equity-Linked Notes only)*

Not Applicable

11 **Operational Information**

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	No
(ii)	ISIN Code:	CH0036658539
(iii)	Common Code:	033931611
(iv)	Fondscode:	Not Applicable
(v)	German WKN-code:	Not Applicable
(vi)	Private Placement number	Not Applicable
(vii)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	SIS SegaInterSettle AG, the Swiss Securities Services Corporation in Olten, Switzerland Swiss Security Number: 3665853
	(i) The Depository Trust Company	Not Applicable
(viii)	Delivery:	Delivery against payment
(ix)	Names and addresses of additional Paying/ Delivery Agent(s) (if any):	Credit Suisse, Paradeplatz 8, CH-8001 Zurich, Switzerland, shall act as issuing and principal paying agent in Switzerland (the **"Principal Swiss Paying Agent"**) in respect of the Notes. All references in the Terms and Conditions of the Notes to the Fiscal Agent and to the Paying Agent shall be deemed to be references to the Principal Swiss Paying Agent.
(x)	Names (and addresses) of Calculation Agent(s) (if different	Credit Suisse Paradeplatz 8

from Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International)):	CH-8001 Zurich Switzerland

12 General

(i)	Time period during which the offer is open:	Not Applicable
(ii)	Description of the application process:	Not Applicable
(iii)	Description of possibility to reduce subscriptions:	Not Applicable
(iv)	Manner for refunding excess amount paid by applicants:	Not Applicable
(v)	Minimum and/or maximum amount of application:	Not Applicable
(vi)	Method and time limit for paying up the securities and for delivery of the securities:	Not Applicable
(vii)	Manner and date in which results of the offer are to be made public:	Not Applicable
(viii)	Procedure for exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised:	Not Applicable

END